# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

**For the quarter ended December 31, 2002**

**Commission File Number 001-15190**

# Satyam Computer Services Limited
**(Exact name of Registrant as specified in its charter)**

**Not Applicable**
**(Translation at Registrant's name into English)**

**Republic of India**
**(Jurisdiction of incorporation or organization)**

**Satyam Technology Center**
**Bahadurpally Village**
**Qutbullapur Mandal,**
**R.R.District—500855**
**Hyderabad, Andra Pradesh**
**India**
**(91) 40-2309-7505**
**(Address of principal executive offices)**

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to registrant In connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

## CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, references herein to "we," "us," the "company," "SAY" or "Satyam" are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. We are a leading Indian information technology services company which is traded on the New York Stock Exchange under the symbol "SAY" as well as the major Indian stock exchanges. "Satyam" is a trademark owned by us. All other trademarks or tradenames used in this Report on Form 6-K ("the Quarterly Report") are the property of their respective owners.

In this Quarterly Report, references to "$", "Dollars" or "U.S. dollars" are to the legal currency of the United States, and references to "Rs.," "rupees" or "Indian rupees" are to the legal currency of India. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on December 31, 2002 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2002 was Rs. 48.00 per $1.00.

The International Data Corporation market data presented in this Quarterly Report shows International Data Corporation's estimates derived from a combination of vendor, user and other market sources and therefore may differ from numbers claimed by specific vendors using different market definitions or methods. There can be no assurance that the projected amounts will be achieved.

Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report.

## FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

## PART. I

## FINANCIAL INFORMATION

**Item 1.**  *Financial Statements*

Please see Annex 1 for our U.S. GAAP unaudited Consolidated Financial Statements for the nine months ended December 31, 2002.

**Item 2.**  *Operating and Financial Review and Prospects*

The following discussion of the operating and financial review and prospects of our group should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this document and the audited consolidated financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2002. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see "Risk Factors". We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

*Overview*

We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during the fiscal year ended March 31, 2002. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, and engineering design services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. We are the single largest shareholder of Sify Limited (formerly Satyam Infoway Limited), or Infoway    , which provides Internet services in India, and own 100% of the outstanding stock of VisionCompass Inc., or VCI, which has developed and markets our software product, VisionCompass. In a private placement completed in December 2002 Infoway issued shares to SAIF Investment Company Limited or SAIF and VentureTech Solutions Private Ltd. or VentureTech which reduced our ownership interest in Infoway from 52.51% to 37.15%. As a result of this decreased ownership interest, we no longer maintain a controlling interest in Infoway. Subsequent to December 9, 2002 we have accounted for our interest in Infoway using the equity method. Our total revenues increased by 11.9% to $343.4 million in the nine months ended December 31, 2002 from $306.9 million in the nine months ended December 31, 2001. As of December 31, 2002, we had 10,350 employees, whom we refer to as associates, worldwide as compared to 9,645 as of December 31, 2001.

Our reportable operating segments consist of the following three businesses:

- *IT services.*  Our principal business is providing IT services and we provide our customers the ability to meet all of their IT needs from one service provider. Our understanding of both existing computer systems and new technologies allows us to assist our customers in the management and maintenance of existing systems and the development and integration of new technologies. Our eBusiness services include designing, developing, integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. We also assist our customers in making their existing computing systems accessible over the Internet. We offer our customers flexible delivery alternatives through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating on the customers' premises.

- *Internet services.*  We remain the largest single shareholder of Infoway. Infoway offers corporate network/data services and other Internet related services and Internet service provider Infoway's ADSs trade on the Nasdaq National Market under the symbol "SIFY".

    Since, October 2001, we have continued to explore alternatives in order to divest our interest in Infoway. We acquired Infoway's software services division with effect from January 1, 2002 as part of our objective to concentrate on our core business of software services and to permit Infoway to concentrate on Internet services.

    In December 2002, Infoway completed a private placement in which it received a $13.0 million investment by SAIF and the $3.5 million first tranche of a $7.0 million investment by VentureTech . An aggregate of 7,558,140 ADSs were issued to SAIF and an aggregate of 2,034,884 equity shares was issued to VentureTech. VentureTech is obligated to purchase an additional 2,034,883 equity shares for a purchase price equal to the Rupee equivalent of $3.5 million prior to May 1, 2003.

As a result of this private placement, our ownership of Infoway's equity shares was reduced from 52.51% to 37.15%. Upon completion of the additional investment by VentureTech, the interests of SAIF, VentureTech and Satyam in Infoway's equity shares will be approximately 21.7%, 11.7% and 35.0% respectively.

In connection with the completion of the financing, we have entered into a shareholders' agreement with SAIF and Venture Tech. This shareholders' agreement provides for, among other things, the Infoway Board of Directors to be comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund—one nominee; one independent nominee; and one nominee who shall be the Managing Director of Infoway. The shareholders agreement has also granted SAIF and Venture Tech consent rights with respect to specified corporate transactions.

- *Software products*.  Through our wholly owned subsidiary in the United States, VCI, we have developed VisionCompass, a software product for use as a management tool to assess and help improve business performance. VCI's sales and marketing strategy will target Fortune 1000 companies in the manufacturing, professional services and telecommunications markets, utilizing both a direct sales force and select channel partners.

  In, April 2001, following the completion of the latest version of vision compass we decided to restructure VCI by reducing product development and general and administrative expenses. As part of restructuring, the services of approximately 40 personnel, including the Chief Executive Officer, Dr. Robert Bismuth were terminated. As of December 31, 2002, VCI has 5 employees.

Following the restructuring, VCI put in place a business development plan. VCI recorded revenues of $0.8 million in the nine months ended December 31, 2002.

*Revenues*

Our IT services revenues (excluding inter-segment revenues, which are revenues generated from services provided by us to our subsidiaries and vice-versa) represented 90.6% and 92.3% of our total revenues in the nine months ended December 31, 2001 and the nine months ended December 31, 2002, respectively. These revenues increased by 14.0% to $317.1 million in the nine months ended December 31, 2002 from $278.1 million in the nine months ended December 31, 2001. Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT service provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated and under the completed contract method of accounting when the work to complete cannot be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues. Revenues from IT services (excluding inter-segment revenues) provided on a time-and-material basis represented 77.8% and 70.5% of our IT services revenues in the nine months ended December 31, 2001 and the nine months ended December 31, 2002, respectively. Revenues from IT services (excluding inter-segment revenues) provided on a fixed-price basis represented 22.2% and 29.5% of our IT services revenues in the nine months ended December 31, 2001 and the nine months ended December 31, 2002, respectively.

The following table represents our IT services revenues (excluding inter-segment revenues) by type of IT service offering for the periods indicated:

| Type of IT service offering | Nine months ended December 31, 2001 | | Nine months ended December 31, 2002 | |
| --- | --- | --- | --- | --- |
| | (in millions, except percentages) | | | |
| Software development | $148.6 | 53.4% | $155.6 | 49.1% |
| System maintenance | 84.6 | 30.4 | 79.1 | 24.9 |
| Packaged software integration | 31.5 | 11.4 | 68.6 | 21.6 |
| Engineering design services | 13.4 | 4.8 | 13.8 | 4.4 |
| Total | $278.1 | 100.0% | $317.1 | 100.0% |

We provide our IT services through our offshore centers located in India, through offsite centers which we have established in our major markets and through onsite teams operating at our customers' premises. Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers' premises which is related to offshore work. Offshore IT services revenues do not include revenues from offsite centers or onsite work which is not related to any offshore work. We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customers' premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India. Offshore IT services revenues (excluding inter-segment revenues) represented 53.5% and 44.6% of our IT services revenues in the nine months ended December 31, 2001 and the nine months ended December 31, 2002, respectively. Offsite and onsite IT services revenues (excluding inter-segment revenues) represented 46.5% and 55.4% of our IT services revenues in the nine months ended December 31, 2001 and the nine months ended December 31, 2002, respectively. Offsite and onsite revenues increased because of new projects and an increased focus on high value services, which tends to occur onsite.

IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates monthly, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he or she works 157 hours per month. Utilization rates for IT services were 78.1% and 80.1% in the nine months ended December 31, 2001 and the nine months ended December 31, 2002, respectively. Utilization rates for IT services were 75.8% and 81.8% in the three months ended December 31, 2001 and the three months ended December 31, 2002, respectively. These utilization rates do not include training time for our associates.

Revenues from Internet services are generated principally from corporate network and technology services, web-site design and development, sale of Internet access and banner advertisements and sponsorship contracts. Our Internet services revenues (excluding inter-segment revenues) represented 9.2% and 7.5% of our total revenues in the nine months ended December 31, 2001 and the nine months ended December 31, 2002, respectively. These revenues decreased by 9.5% to $25.7 million in the nine months ended December 31, 2002 from $28.4 million in the nine months ended December 31, 2001.

Revenues from software products to date have been immaterial.

*Expenses*

Cost of revenues for IT services consists primarily of salary and other compensation and benefits, deferred stock based compensation expense, depreciation, data communications expenses, rents, computer maintenance, cost of software for internal use, and foreign travel expenses. Cost of revenues for Internet services consists primarily of recurring telecommunication costs necessary to provide Internet access to consumer and corporate network subscribers, personnel and operating expenses associated with customer support and network operations, travel expenses and third party software and hardware purchased for resale to corporate customers.

Selling, general and administrative expenses consist of salary and other compensation and benefits, deferred stock based compensation expense, depreciation, sales and marketing expenses, telecommunications expenses, rent, repairs and maintenance, traveling expenses, power and fuel, professional charges, training and development and administrative expenses. Costs associated with the development of software products are classified under selling, general and administrative expenses and primarily consist of research and development expenditures and compensation and benefit expenses. We expect sales and marketing expenses to increase on a relative basis as we introduce our products commercially.

Effective April 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. Satyam is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. As of December 31, 2002, no impairment of goodwill has been recognized. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

*Consolidation of Subsidiaries*

As of December 31, 2002, we had invested $27.8 million in VCI and $13.9 million in six of our other subsidiaries. Since its inception in January 1999 VCI has incurred significant operating losses and negative cash flows. As of December 31, 2002, the cumulative net losses incurred was $27.3 million by VCI and $10.5 million by our other subsidiaries.

The results of Infoway, VCI and our other subsidiaries are reflected in our consolidated unaudited financial statements under U.S. GAAP. Infoway's and VCI's combined losses reduced our consolidated net income under U.S. GAAP by $11.9 million in the nine months ended December 31, 2002 and Infoway's and VCI's combined net loss reduced our consolidated net income under U.S. GAAP by $78.0 million in the nine months ended December 31, 2001.

As a result of our reduced control over Infoway, Infoway's results will no longer be consolidated with our results and Infoway is treated as an associated company accounted for using the equity method of accounting from December 10, 2002.

*Equity in Earnings (Losses) of Associated Companies*

Associated companies are accounted for using the equity method. In July 2000, Infoway acquired a 25% stake in CricInfo Limited for a consideration of $37.5 million worth of Infoway's ADSs. The total goodwill from this acquisition amounted to $37.4 million, of which $4.3 million and $3.7 million has been amortized and charged to equity in earnings (losses) of associated companies net of taxes in fiscal 2001 and fiscal 2002, respectively. During fiscal 2002 goodwill amounting to $21.4 million was impaired and charged to earnings.

In May, 2002, Infoway agreed to subscribe for unsecured convertible loan notes to be issued by Cricinfo in an aggregate principal amount of up to GBP 1.6 million to meet Cricinfo's short-medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004. Infoway has assessed the carrying amount of goodwill of Cricinfo in accordance with APB 18 and its accounting policies and impaired $1.8 million during the nine months ended December 31, 2002. The above agreement for loan notes does not give Infoway a majority voting interest or a controlling financial interest over Cricinfo during the period of the loan notes. Further, Infoway has no current intention of converting the loans to equity. Therefore, Infoway's investment in Cricinfo continues to be accounted for as an equity investment.

On December 29, 2000, we entered an agreement with Computer Associates International, Inc. to form an equally held joint venture company, CA Satyam ASP Private Ltd. The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, both Satyam and Computer Associates are to invest $1.5 million each in the joint venture. As of December 31, 2002, we invested $1 million in CA Satyam and advanced a further $0.5 million.

Our equity in the losses of Infoway for the period December 10, 2002 to December 31, 2002 was $510 thousands.

*Deferred Stock Based Compensation Expense*

In May 1998, we established our Associate Stock Option Plan (ASOP). Aspects of the ASOP differ significantly from typical U.S. stock option plans. We subsequently established the Satyam Associates Trust, or the Trust, to administer the ASOP, and issued to the Trust warrants to purchase 13.0 million equity shares. To give our associates the benefit of our stock split in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants.

Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($9.38), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants. We account for the ASOP as a fixed plan option in accordance with Accounting Principles Board Opinion No. 25.

Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in the nine months ended December 31, 2002, we recognized deferred stock based compensation of $807 thousand and $2.1 million was amortized and charged to earnings, respectively. As of December 31, 2002, warrants (net of forfeited and cancelled warrants) to purchase 11,644,260 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 10,495,330 equity shares have been exercised. As of December 31, 2002, the Trust held warrants to purchase 1,355,740 equity shares which had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future.

In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan B, or ASOP B for the grant of 13.0 million equity shares. In June 2001 the Shareholders at our Annual General Meeting approved the grant of 15.7 million additional equity shares to this plan. The ASOP B is substantially similar to the ASOP and will be administered by a committee of our board of directors. Under U.S. GAAP, in the nine months ended December 31, 2002, we recognized deferred stock based compensation of $(14) thousand and $33 thousand was amortized and charged to earnings, respectively. As of December 31, 2002, options (net of forfeited and cancelled warrants) to purchase 10,812,622 equity shares have been granted to associates under this plan and warrants to purchase 2,000 equity shares have been exercised. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur significant compensation expense with respect to those future grants. We also account for the ASOP B as a fixed option plan.

In May 1999, the shareholders at our annual general meeting approved the Associate Stock Option Plan ADR, or ASOP—ADR, pursuant to which we expect to periodically issue grants to eligible associates to purchase ADSs. As of December 31, 2002, warrants for 1,210,425 ADSs representing 2,420,850 equity shares (net of forfeited and cancelled) have been granted to associates under this plan. The warrants issued under ASOP-ADR could be at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Board or any of its Committees under the ASOP -ADR. We account for the ASOP ADR as a fixed option plan under APB 25. We expect that the exercise prices of options granted in the future under the plan will generally not be less than the fair market value of the underlying ADSs and therefore we do not expect to incur compensation expense with respect to those future grants.

In fiscal 1999, Infoway established the IASOP. The IASOP is substantially similar to the ASOP and is administered by an employee welfare trust called the Infoway Trust. Infoway issued to the Infoway Trust warrants to purchase 825,000 equity shares of Rs.10 each in Infoway. In turn, the Infoway Trust from time to time grants to eligible associates warrants to purchase equity shares held by or reserved for issuance by the Infoway Trust. An associate must pay consideration of Rs.1 per warrant to the Infoway Trust and each warrant entitles the associate-holder to purchase one equity share of Infoway at an exercise price decided by the board of directors. The board of directors has determined that in no event will the exercise price for warrants granted in the future be less than 90.0% of the market price of the shares on the Nasdaq National Market as of the grant date. The warrants and the shares received upon the exercise of warrants are subject to progressive vesting over a three year period from the date the warrants were issued to the associate. The exercise period for these warrants is 30 days from the vesting period. The warrants allotted and the underlying shares are not subject to any repurchase obligations by Infoway. We account for the IASOP as a fixed option plan under APB 25.

Under U.S. GAAP, in the nine months ended December 31, 2001 and nine months ended December 31,2002 Infoway recognized deferred stock based compensation; and $527 thousand and $1.1 million respectively was amortized and charged to earnings.

In April 2000, VCI established the VCI 2000 Stock Option Plan or VCI Plan. As of December 31, 2002, options (net of forfeited and cancelled options) to purchase 60,000 shares in VCI have been granted to associates pursuant to the VCI Plan, and no options have been exercised. As of December 31, 2002, 24,940,000 shares in VCI are reserved for issuance upon the exercise of options which had not been granted pursuant to the VCI Plan but may be granted in the future. We account for the VCI Plan as a fixed option plan under APB 25. The exercise prices of the prior options grants have been at fair value of the underlying shares. We expect that the exercise prices of options granted in the future under the plan will be equal to the fair value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants.

*Principles of Currency Translation*

In the nine months ended December 31, 2001 and the nine months ended December 31, 2002, 83.0% and 79.5%, respectively, of our total revenues were generated in U.S. dollars. A majority of our expenses were incurred in Indian rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, U.K. pounds sterling and Singapore dollars are the functional currency of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders' equity.

We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee exchange rate fluctuates.

*Results of Operations*

The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

| | Nine months ended December 31, | | | | | | | | | |
| | 2001 | | | | | 2002 | | | | |
| | IT services | Internet Services | Software products | Consoli-dation | Total | IT services | Internet Services | Software products | Consoli-dation | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | (in thousands) | | | | | | | | | |
| **Statement of Operations Data:** | | | | | | | | | | |
| Revenues—external customers | $278,132 | $ 28,367 | $ 353 | — | $306,852 | $317,104 | $ 25,715 | $592 | — | $343,411 |
| Inter-segment revenue | 416 | 2,745 | 213 | $(3,374) | — | 43 | 270 | 253 | $(566) | — |
| Total Revenues | 278,548 | 31,112 | 566 | (3,374) | 306,852 | 317,147 | 25,985 | 845 | (566) | 343,411 |
| Cost of revenues (1) | 156,216 | 24,090 | 149 | (3,161) | 177,294 | 185,365 | 18,068 | — | (313) | 203,120 |
| Gross profit | 122,332 | 7,022 | 417 | (213) | 129,558 | 131,782 | 7,917 | 845 | (253) | 140,291 |
| Operating expenses: | | | | | | | | | | |
| Selling, general and administrative expenses (2) | 64,566 | 32,630 | 3,038 | (213) | 100,021 | 67,598 | 29,614 | 666 | (253) | 97,625 |
| Amortization of goodwill | 3,253 | 12,428 | — | — | 15,681 | — | — | — | — | — |
| Impairment of goodwill | — | 81,115 | — | — | 81,115 | — | — | — | — | — |
| Total operating expenses | 67,819 | 126,173 | 3,038 | (213) | 196,817 | 67,598 | 29,614 | 666 | (253) | 97,625 |
| Operating income (loss) | 54,513 | (119,151) | (2,621) | — | (67,259) | 64,184 | (21,697) | 179 | — | 42,666 |
| Interest income | 2,362 | 832 | — | — | 3,194 | 2,608 | 495 | 1 | — | 3,104 |
| Interest expense | (2,649) | (160) | — | — | (2,809) | (469) | (205) | — | — | (674) |
| Other income | 52,223 | 1,032 | — | — | 53,255 | (2,923) | 665 | — | — | (2,258) |
| Other expenses | (154) | (174) | — | — | (328) | (221) | (155) | — | — | (376) |
| Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies | 106,295 | (117,621) | (2,621) | — | (13,947) | 63,179 | (20,897) | 180 | — | 42,462 |
| Income taxes | (14,716) | — | — | — | (14,716) | (6,742) | 121 | — | — | (6,621) |
| Minority interest | 175 | 68,315 | — | — | 68,490 | (19) | 11,105 | — | — | 11,086 |
| Equity in earnings (losses) of associated companies, net of taxes | 985 | (26,099) | — | — | (25,114) | 395 | (2,841) | — | — | (2,446) |
| Net income (loss) | $ 92,739 | $ (75,405) | $(2,621) | — | $ 14,713 | $ 56,813 | $(12,512) | $180 | — | $ 44,481 |
| Depreciation | 17,749 | 11,175 | 345 | — | 29,269 | 19,525 | 7,299 | 68 | — | 26,892 |

(1) Inclusive of Deferred Stock based Compensation expenses of $5.9 million for IT services and $244 thousand for Internet services in the nine months ended December 31, 2001 and $803 thousand for IT services and $308 thousand for Internet services in the nine months ended December 31, 2002.

(2) Inclusive of Deferred Stock based Compensation expenses of $2.6 million for IT services and $283 thousand for Internet services in the nine months ended December 31, 2001 and $1.3 million for IT services and $833 thousand for Internet services in the nine months ended December 31, 2002.

|  | Nine months ended December 31, | | | | | | | |
|  | **2001** | | | | **2002** | | | |
|  | IT services | Internet Services | Software products | Total | IT services | Internet Services | Software products | Total |
|  | | | | (in thousands) | | | | |
| **Statement of Operations Data:** | | | | | | | | |
| Revenues—external customers ............ | 99.9% | 91.2% | 62.4% | 100.0% | 100.0% | 99.0% | 70.1% | 100.0% |
| Inter-segment revenue ................... | 0.1 | 8.8 | 37.6 | — | — | 1.0 | 29.9 | — |
| Total Revenues ................... | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |
| Cost of revenues (1) .................... | 56.1 | 77.4 | 26.3 | 57.8 | 58.5 | 69.5 | — | 59.2 |
| Gross profit ......................... | 43.9 | 22.6 | 73.7 | 42.2 | 41.5 | 30.5 | 100.0 | 40.8 |
| Operating expenses: | | | | | | | | |
| Selling, general and administrative expenses (2) ...................... | 23.2 | 104.9 | 536.7 | 32.6 | 21.3 | 114.0 | 78.8 | 28.4 |
| Amortization of goodwill ............. | 1.2 | 39.9 | — | 5.1 | — | — | — | — |
| Impairment of goodwill ............... | — | 260.8 | — | 26.4 | — | — | — | — |
| Total operating expenses ............ | 24.3 | 405.5 | 563.7 | 64.1 | 21.3 | 114.0 | 78.8 | 28.4 |
| Operating income (loss) ................. | 19.6 | (383.0) | (463.1) | (21.9) | 20.2 | (83.5) | 21.2 | 12.4 |
| Interest income ....................... | 0.8 | 2.7 | — | 1.0 | 0.8 | 1.9 | 0.1 | 0.9 |
| Interest expense ....................... | (1.0) | (0.5) | — | (0.9) | (0.2) | (0.8) | — | (0.2) |
| Other income ........................ | 18.7 | 3.3 | — | 17.4 | (0.9) | 2.5 | — | (0.7) |
| Other expenses ....................... | (0.1) | (0.6) | — | (0.1) | (0.1) | (0.6) | — | (0.1) |
| Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies .................. | 38.2 | (378.1) | (463.1) | (4.5) | 19.8 | (80.5) | 21.3 | 12.3 |
| Income taxes ......................... | (5.3) | — | — | (4.8) | (2.1) | 0.5 | — | (1.9) |
| Minority interest ...................... | 0.1 | 219.6 | — | 22.3 | (0.01) | 42.7 | — | 3.2 |
| Equity in earnings (losses) of associated companies, net of taxes ............... | 0.4 | (83.9) | — | (8.2) | 0.1 | (10.9) | — | (0.7) |
| Net income (loss) ................... | 33.3% | (242.4)% | (463.1)% | 4.8% | 17.8% | (48.2)% | 21.3% | 12.9% |
| Depreciation ......................... | 6.4% | 35.9% | 61.0% | 9.5% | 6.2% | 28.1% | 8.0% | 7.8% |

(1) Inclusive of Deferred Stock based Compensation expenses of $5.9 million for IT services and $244 thousand for Internet services in the nine months ended December 31, 2001 and $803 thousand for IT services and $308 thousand for Internet services in the nine months ended December 31, 2002.

(2) Inclusive of Deferred Stock based Compensation expenses of $2.6 million for IT services and $283 thousand for Internet services in the nine months ended December 31, 2001 and $1.3 million for IT services and $833 thousand for Internet services in the nine months ended December 31, 2002.

## Comparison of the nine months ended December 31, 2002 and 2001

The consolidated financial statements of Satyam include the financial statements of Infoway upto December 9, 2002. Subsequently, we have accounted for our investment in Infoway using the equity method of accounting.

*Revenues*. Revenues increased by 11.9% to $343.4 million in the nine months ended December 31, 2002 from $306.9 million in the nine months ended December 31, 2001. The revenue growth was a result of increases in revenues from IT services, which represented $317.1 million of revenues in the nine months ended December 31, 2002 as compared to $278.1 million in the nine months ended December 31, 2001. In the nine months ended December 31, 2002, we derived 92.3% of our total revenues from IT services, 7.5% of our total revenues from Internet services and 0.2% of our total revenues from software products.

During the nine months ended December 31, 2002, we derived 71.6% of our revenues from the North America, 7.8% from India, 2.1% from Japan, 11.7% from Europe and the remaining 6.8% from other countries. During the nine months ended December 31, 2001, we derived 71.8% of our revenues from the North America, 7.9% from India, 2.1% from Japan, 9.3% from Europe and the remaining 8.9% from other countries.

*Cost of revenues*. Cost of revenues increased 14.6% to $203.1 million in the nine months ended December 31, 2002 from $177.3 million in the nine months ended December 31, 2001. This increase was attributable primarily to increases in associate compensation and benefits expenses, communication expenses and depreciation. Associate compensation and benefits expenses increased 31.3% to $139.4 million, or 40.6% of revenues, in the nine months ended December 31, 2002 from $106.2 million, or 34.6% of revenues, in the nine months ended December 31, 2001. Communication expenses increased 162.2% to $11.8 million, or 3.4% of revenues, in the nine months ended December 31, 2002 from $4.5 million, or 1.5% of revenues, in the nine months ended December 31, 2001. Depreciation increased 4.5% to $16.2 million, or 4.7% of revenues, in the nine months ended December 31, 2002 from $15.5 million, or 5.1% of revenues, in the nine months ended December 31, 2001. The increase in cost of revenues was partially offset by a decrease in deferred stock based compensation expense. Deferred stock based compensation expense decreased by 82.3% to $1.1 million, or 0.3 % of revenues, in the nine months ended December 31, 2002 from $6.2 million, or 2.0% of revenues, in the nine months ended December 31, 2001. Inter-segment cost of revenues were $13.3 million in the nine months ended December 31, 2002 as compared to $3.2 million in the nine months ended December 31, 2001. Cost of revenues represented 59.1% of revenues in the nine months ended December 31, 2002 and 57.8% in the nine months ended December 31, 2001.

*Selling, general and administrative expenses.* Selling, general and administrative expenses decreased 2.4% to $97.6 million in the nine months ended December 31, 2002 from $100.0 million in the nine months ended December 31, 2001. This decrease was a result primarily of decrease in associate compensation and benefits, professional charges and deferred stock based compensation expense. Compensation and benefits expenses decreased 10.8% to $28.9 million, or 8.4% of revenues, in the nine months ended December 31, 2002 from $32.4 million, or 10.6% of revenues, in the nine months ended December 31, 2001. Professional Charges decreased 40.9% to $5.5 million, or 1.6% of revenues, in the nine months ended December 31, 2002 from $9.3 million, or 3.0% of revenues, in the nine months ended December 31, 2001. Deferred stock based compensation expense decreased 25.0% to $2.1 million, or 0.6% of revenues, in the nine months ended December 31, 2002 from $2.8 million, or 0.9% of revenues, in the nine months ended December 31, 2001. The decrease in selling, general and administrative expenses were partially offset by an increase in marketing and travel expenses. Marketing expenses increased by 11.8% to $7.6 million, or 2.2% of revenues, in the nine months ended December 31, 2002 from $6.8 million, or 2.2% of revenues, in the nine months ended December 31, 2001. Travel expenses increased by 29.7% to $8.3 million, or 2.4% of revenues, in the nine months ended December 31, 2002 from $6.4 million, or 2.1% of revenues, in the nine months ended December 31, 2001. Selling, general and administrative expenses represented 28.4% of revenues in the nine months ended December 31, 2002 as compared to 32.6% of revenues in the nine months ended December 31, 2001.

*Operating income.* As a result of the foregoing, operating income was $42.7 million in the nine months ended December 31, 2002 as compared to $(67.3) million in the nine months ended December 31, 2001. Excluding the amortization and impairment of goodwill and deferred stock based compensation expense, operating income would have been $45.9 million in the nine months ended December 31, 2002 and $38.5 million in the nine months ended December 31, 2001 and operating margin would have been 13.4% and 12.6% of total revenues in the nine months ended December 31, 2002 and 2001, respectively.

*Interest income.* Interest income decreased to $3.1 million in the nine months ended December 31, 2002 from $3.2 million in the nine months ended December 31, 2001.

*Interest expense.* Interest expense decreased by 76.0% to $0.7 million in the nine months ended December 31, 2002 from $2.8 million in the nine months ended December 31, 2001 primarily on account of repayment of debt.

*Other income/(expense), net.* Other income decreased to $(2.6) million in the nine months ended December 31, 2002 from $7.3 million in the nine months ended December 31, 2001. This decrease was primarily attributable to losses on foreign exchange transactions. Foreign exchange transactions resulted in a loss of $3.8 million, or 1.1% of revenues, in the nine months ended December 31, 2002 as compared to a gain of $6.5 million, or 2.1% of revenues, in the nine months ended December 31, 2001. The decrease was partially offset by a gain on the sale of shares of Satyam GE amounting to $894 thousand or 0.2% of revenues, during this period.

*Income taxes.* Income taxes were $6.6 million in the nine months ended December 31, 2002 as compared to $14.7 million in the nine months ended December 31, 2001.

*Minority Interest.* Minority interest decreased to $11.1 million in the nine months ended December 31, 2002 from $68.5 million in the nine months ended December 31, 2001.

*Equity in earnings (losses) of associated companies.* Equity losses of associated companies were $2.4 million in the nine months ended December 31, 2002 as compared to $25.1 million in the nine months ended December 31, 2001.

10

*Net income/(loss).*   As a result of the foregoing, net income was $44.5 million in the nine months ended December 31, 2002 as compared to net income of $14.7 million in the nine months ended December 31, 2001. Excluding the amortization and impairment of goodwill expense and deferred stock based compensation expense, net income would have been $47.7 million in the nine months ended December 31, 2002 and $120.5 million in the nine months ended December 31, 2001 and net margin would have been 13.9% and 39.3% in the nine months ended December 31, 2002 and 2001, respectively.

**IT Services**

*Revenues.*   IT services revenues (including inter-segment revenues) increased 13.9% to $317.1 million in the nine months ended December 31, 2002 from $278.5 million in the nine months ended December 31, 2001, of which $42 thousand and $0.4 million represented inter-segment revenues in the nine months ended December 31, 2002 and 2001, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by us to our subsidiaries and vice-versa.

Our revenue growth primarily reflected the higher proportion of our service offerings that address packaged software integration. Revenues from eBusiness projects were $30.8 million, or 9.7%, of our revenues in the nine months ended December 31, 2002 as compared to $40.7 million, or 14.6%, of our revenues in the nine months ended December 31, 2001.

During the nine months ended December 31, 2002, we derived 76.6% of our revenues from the North America, 12.7% from Europe, 2.3% from Japan, 1.1% from India and the remaining 7.3% from the rest of the world. During the nine months ended December 31, 2001, we derived 76.4% of our revenues from the North America, 10.3% from Europe, 2.3% from Japan, 1.7% from India and the remaining 9.3% from the rest of the world.

For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

*Cost of revenues.*   Cost of revenues increased 27.0% to $198.3 million in the nine months ended December 31, 2002 from $156.2 million in the nine months ended December 31, 2001. Cost of revenues represented 62.5% of revenues in the nine months ended December 31, 2002 as compared to 56.1% in the nine months ended December 31, 2001. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits. Compensation and benefit expenses increased 41.3% to $145.4 million, or 45.9% of revenues in the nine months ended December 31, 2002 from $102.9 million, or 36.9 % of revenues, in the nine months ended December 31, 2001 respectively. This was partially offset by a decrease in deferred stock compensation expense. Deferred stock compensation expense decreased by 86.4% to $0.8 million, or 0.3% of revenues, in the nine months ended December 31, 2002 from $5.9 million, or 2.1% of revenues, in the nine months ended December 31, 2001.

*Selling, general and administrative expenses.*   Selling, general and administrative expenses decreased 6.8% to $60.2 million in the nine months ended December 31, 2002 from $64.6 million in the nine months ended December 31, 2001. Selling, general and administrative expenses represented 19.0% of revenues in the nine months ended December 31, 2002 as compared to 23.2% in the nine months ended December 31, 2001. The decrease in selling, general and administrative expenses as a percentage of revenues was attributable primarily to decrease in associate compensation and benefits and professional charges. Associate compensation and benefit expenses decreased by 8.1% to $22.8 million, or 7.2% of revenues, in the nine months ended December 31, 2002 from $24.8 million, or 8.9% of revenues, in the nine months ended December 31, 2001. Professional charges decreased by 40.0% to $4.8 million, or 1.5% of revenues, in the nine months ended December 31, 2002 from $8.0 million, or 2.9% of revenues, in the nine months ended December 31, 2001. This decrease was partially offset by an increase in travel expenses and communication expenses. Travel expenses increased by 65.2% to $7.6 million, or 2.4% of revenues, in the nine months ended December 31, 2002 from $4.6 million, or 1.7% of revenues, in the nine months ended December 31, 2001. Communication expenses increased by 30.8% to $3.4 million, or 1.1% of revenues, in the nine months ended December 31, 2002 from $2.6 million, or 0.9% of revenues, in the nine months ended December 31, 2001.

*Operating income.*   As a result of the foregoing, operating income was $64.2 million in the nine months ended December 31, 2002 as compared to $54.5 million in the nine months ended December 31, 2001. Excluding the amortization of goodwill expense and Deferred Stock based Compensation expense, operating income would have been $66.3 million in the nine months ended December 31, 2002 and $66.2 million in the nine months ended December 31, 2001 and operating margin would have been 20.9% and 23.8% of revenues in the nine months ended December 31, 2002 and 2001, respectively.

*Interest income:* Interest income increased to $2.6 million in the nine months ended December 31, 2002 from $2.4 million in the nine months ended December 31, 2001.

*Interest expense.* Interest expense decreased to $0.5 million in the nine months ended December 31, 2002 from $2.6 million in the nine months ended December 31, 2001 primarily due to debt repayment.

*Income taxes.* Income taxes were $6.7 million in the nine months ended December 31, 2002 and $14.7 million in the nine months ended December 31, 2001.

*Other Income*. Other Income was $(2.9) million in the nine months ended December 31, 2002 and $6.6 million in the nine months ended December 31, 2001

*Equity in earnings (losses) of associated companies:* Equity earnings of associated companies were $395 thousand in the nine months ended December 31, 2002 as compared to losses of $1.0 million in the nine months ended December 31, 2001.

*Net income.* As a result of the foregoing, net income was $56.8 million in the nine months ended December 31, 2002 as compared to $92.7 million in the nine months ended December 31, 2001. Excluding the amortization of goodwill expense and deferred stock based compensation expense, net income would have been $58.4 million in the nine months ended December 31, 2002 and $104.5 million in the nine months ended December 31, 2001 and net margin would have been 18.4% and 37.5% in the nine months ended December 31, 2002 and 2001, respectively.


## Internet Services

The consolidated financial statements of Satyam include the financial statements of Infoway up to December 9, 2002. Subsequently, we have accounted for our investment in Infoway using the equity method of accounting.

*Revenues.* Internet services revenues (including inter-segment revenues) decreased 16.4% to $26.0 million in the nine months ended December 31, 2002 from $31.1 million in the nine months ended December 31, 2001, of which inter-segment revenues were $270 thousand in the nine months ended December 31, 2002 and $2.7 million in the nine months ended December 31, 2001.

*Cost of revenues.* Cost of revenues decreased 24.9% to $18.1 million in the nine months ended December 31, 2002 from $24.1 million in the nine months ended December 31, 2001. Cost of revenues represented 69.6% of Internet services revenues in the nine months ended December 31, 2002 as compared to 77.5% in the nine months ended December 31, 2001. The decrease in cost of revenues was attributable primarily to decrease in compensation and benefit expenses. Compensation and benefit expenses decreased 73.6% to $1.4 million, or 5.4% of revenues, in the nine months ended December 31, 2002 from $5.3 million, or 17.0% of revenues, in the nine months ended December 31, 2001. The decrease was partially offset by an increase in communication expenses. Communication expenses increased 514.3% to $ 8.6 million, or 33.1% of revenues, in the nine months ended December 31, 2002 from 4.5% of revenues, or $1.4 million, in the nine months ended December 31, 2001.

*Selling, general and administrative expenses.* Selling, general and administrative expenses decreased 9.2% to $29.6 million in the nine months ended December 31, 2002 from $32.6 million in the nine months ended December 31, 2001. Selling, general and administrative expense represented 113.8% of Internet services revenues in the nine months ended December 31, 2002 as compared to 104.8% in the nine months ended December 31, 2001. The decrease in selling, general and administrative expenses was attributable primarily to decrease in compensation and benefit expenses and depreciation expenses. Compensation and benefit expenses decreased 6.6% to $5.7 million, or 21.9% of revenues, in the nine months ended December 31, 2002 from $6.1 million, or 19.6% of revenues, in the nine months ended December 31, 2001. Depreciation expenses decreased 13.4% to $9.7 million, or 37.3% of revenues, in the nine months ended December 31, 2002 from $11.2 million, or 35.9% of revenues, in the nine months ended December 31, 2001.

*Operating income (loss).*   As a result of the foregoing, operating loss was $21.7 million in the nine months ended December 31, 2002 and $119.2 million in the nine months ended December 31, 2001. Excluding the amortization of goodwill and impairment expense and Deferred Stock based Compensation expense, operating loss would have been $20.6 million in the nine months ended December 31, 2002 and $25.1 million in the nine months ended December 31, 2001.

*Minority interest.*   Minority interest decreased to $11.1 million in the nine months ended December 31, 2002 from $68.3 million in the nine months ended December 31, 2001.

*Equity in earnings (losses) of associated companies.*   Equity losses of associated companies were $2.8 million in the nine months ended December 31, 2002 as compared $26.1 million in the nine months ended December 31, 2001. The higher amount of equity losses in the nine months ended December 31, 2001 compared to nine months ended December 31, 2002 was primarily due to amortization and impairment of goodwill associated with our investment in CricInfo Limited. The carrying value of investment in CricInfo by Infoway was assessed for impairment as of September 30, 2001. Based on the original methodology and expectations with respect to this acquisition at the time of acquisition coupled with adverse market conditions, the carrying value of goodwill which forms part of investment in Cricinfo was impaired and has been charged to the statement of operations.

*Net income/(loss).*   As a result of the foregoing, net loss was $12.5 million in the nine months ended December 31, 2002 from a net loss of $75.4 million in the nine months ended December 31, 2001. Excluding the amortization of goodwill and impairment expense and Deferred Stock based Compensation expense, net loss would have been $10.9 million in the nine months ended December 31, 2002 compared to income of $18.7 million in the nine months ended December 31, 2001.

**Software Products**

VCI has generated revenues of $0.8 million of which $253 thousand was from inter-segment revenues. Net income in the nine months ended December 31, 2002 was $180 thousand as compared to net loss of $2.6 million in the nine months ended December 31, 2001.

## Results of Operations

The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

| | Three months ended December 31, | | | | | | | | | |
| | 2001 | | | | | 2002 | | | | |
| | IT services | Internet Services | Software products | Consoli-dation | Total | IT services | Internet Services | Software products | Consoli-dation | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | (in thousands) | | | | | |
| **Statement of Operations Data:** | | | | | | | | | | |
| Revenues—external customers . | $ 94,369 | $ 9,897 | $ 177 | — | $104,443 | $112,444 | $ 8,177 | $216 | — | $120,837 |
| Inter-segment revenue ....... | 130 | 970 | 71 | $(1,171) | — | 19 | — | 111 | $(130) | — |
| Total Revenues ......... | 94,499 | 10,867 | 248 | (1,171) | 104,443 | 112,463 | 8,177 | 327 | (130) | 120,837 |
| Cost of revenues (1) ......... | 57,040 | 8,069 | — | (1,100) | 64,009 | 65,363 | 5,225 | — | (19) | 70,569 |
| Gross profit ................ | 37,459 | 2,798 | 248 | (71) | 40,434 | 47,100 | 2,952 | 327 | (111) | 50,268 |
| Operating expenses: | | | | | | | | | | |
| Selling, general and administrative expenses (2) ........... | 23,925 | 10,303 | 485 | (71) | 34,642 | 26,014 | 8,366 | 245 | (111) | 34,514 |
| Amortization of goodwill ... | 1,071 | — | — | — | 1,071 | — | — | — | — | — |
| Impairment of goodwill .... | — | — | — | — | — | — | — | — | — | — |
| Total operating expenses . | 24,996 | 10,303 | 485 | (71) | 35,713 | 26,014 | 8,366 | 245 | (111) | 34,514 |
| Operating income (loss) ...... | 12,463 | (7,505) | (237) | — | 4,721 | 21,086 | (5,414) | 82 | — | 15,754 |
| Interest income ............. | 645 | 4 | — | — | 649 | 1,328 | 45 | 1 | — | 1,374 |
| Interest expense ............ | (255) | (67) | — | — | (322) | (150) | (37) | — | — | (187) |
| Other income .............. | 46,999 | 192 | — | — | 47,191 | (1,466) | 348 | — | — | (1,118) |
| Other expenses ............. | (69) | (28) | — | — | (97) | (28) | (109) | — | — | (137) |
| Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies ...... | 59,783 | (7,404) | (237) | — | 52,142 | 20,770 | (5,167) | 83 | — | 15,686 |
| Income taxes ............... | (11,433) | — | — | — | (11,433) | (2,509) | 17 | — | — | (2,492) |
| Minority interest ............ | 85 | 3,847 | — | — | 3,932 | (6) | 2,500 | — | — | 2,494 |
| Equity in earnings (losses) of associated companies, net of taxes ................... | (264) | (634) | — | — | (898) | 86 | (624) | — | — | (538) |
| Net income (loss) ....... | $ 48,171 | $(4,191) | $(237) | — | $ 43,743 | $ 18,341 | $(3,274) | $ 83 | — | $ 15,150 |
| Depreciation .............. | 6,519 | 3,509 | 47 | — | 10,075 | 6,428 | 1,930 | 15 | — | 8,374 |

(1) Inclusive of deferred stock compensation expenses of $2.1 million for IT services and $123 for Internet services in the three months ended December 31, 2001 and $299 thousand for IT services and $288 thousand for Internet services in the three months ended December 31, 2002.

(2) Inclusive of deferred stock compensation expenses of $1.0 million for IT services and $61 thousand for Internet services in the three months ended December 31, 2001 and $902 thousand for IT services and $509 thousand for Internet services in the three months ended December 31, 2002.

| | Three months ended December 31, | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | **2001** | | | | **2002** | | | |
| | IT services | Internet Services | Software products | Total | IT services | Internet Services | Software products | Total |
| | | | | (in thousands) | | | | |
| **Statement of Operations Data:** | | | | | | | | |
| Revenues—external customers ................. | 99.9% | 91.1% | 71.4% | 100.0% | 99.9% | 100.0% | 66.1% | 100.0% |
| Inter-segment revenue ....................... | 0.1 | 8.9 | 28.6 | — | 0.1 | — | 33.9 | — |
| Total Revenues ........................ | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |
| Cost of revenues (1) ........................ | 60.4 | 74.3 | — | 61.3 | 58.1 | 63.9 | — | 58.4 |
| Gross profit ............................... | 39.6 | 25.7 | 100.0 | 38.7 | 41.9 | 36.1 | 100.0 | 41.4 |
| Operating expenses: | | | | | | | | |
| Selling, general and administrative expenses (2) . | 25.3 | 94.8 | 195.6 | 33.2 | 23.1 | 102.3 | 75.2 | 28.6 |
| Amortization of goodwill ................... | 1.1 | — | — | 1.0 | — | — | — | — |
| Impairment of goodwill .................... | — | — | — | — | — | — | — | — |
| Total operating expenses ................. | 26.5 | 94.8 | 195.6 | 34.2 | 23.1 | 102.3 | 75.2 | 28.6 |
| Operating income (loss) ..................... | 13.2 | (69.1) | (95.6) | 4.5 | 18.8 | (66.2) | 24.8 | 13.0 |
| Interest income ........................... | 0.7 | — | — | 0.6 | 1.2 | 0.6 | 0.2 | 1.1 |
| Interest expense .......................... | (0.3) | (0.6) | — | (0.3) | (0.1) | (0.5) | — | (0.2) |
| Other income ............................. | 49.7 | 1.8 | — | 45.2 | (1.3) | 4.2 | — | (0.9) |
| Other expenses ........................... | (0.1) | (0.3) | — | (0.1) | (0.1) | (1.3) | — | (0.1) |
| Income (loss) before income taxes, minority interest and equity in earnings (losses) of associated companies ............................ | 63.3 | (68.1) | (95.6) | 49.9 | 18.5 | (63.2) | 25.0 | 13.0 |
| Income taxes ............................. | (12.1) | — | — | (10.9) | (2.2) | 0.2 | — | 2.1 |
| Minority interest ......................... | 0.1 | 35.4 | — | 3.8 | — | 30.6 | — | 2.1 |
| Equity in earnings (losses) of associated companies, net of taxes ............................. | (0.3) | (5.8) | — | (0.9) | 0.1 | (7.6) | — | (0.5) |
| Net income (loss) .......................... | 51.0% | (38.6)% | (95.6)% | 41.9% | 16.4% | (40.0)% | 25.0% | 12.5% |
| Depreciation ............................. | 6.9% | 32.3% | 19.0% | 9.6% | 5.72% | 23.61% | 4.63% | 6.93% |

(1) Inclusive of deferred stock compensation expenses of $2.1 million for IT services and $123 for Internet services in the three months ended December 31, 2001 and $299 thousand for IT services and $ 288 thousand for Internet services in the three months ended December 31, 2002.

(2) Inclusive of deferred stock compensation expenses of $1.0 million for IT services and $61 thousand for Internet services in the three months ended December 31, 2001 and $902 thousand for IT services and $509 thousand for Internet services in the three months ended December 31, 2002.

## Comparison of the three months ended December 31, 2002 and 2001

The consolidated financial statements of Satyam include the financial statements of Infoway up to December 9, 2002. Subsequently, we have accounted for our investment in Infoway using the equity method of accounting.

*Revenues.* Revenues increased by 15.7% to $120.8 million in the three months ended December 31, 2002 from $104.4 million in the three months ended December 31, 2001. The revenue growth was a result of increases in revenues from IT services, which represented $112.5 million of revenues in the three months ended December 31, 2002 as compared to $94.4 million in the three months ended December 31, 2001. In the three months ended December 31, 2002, we derived 93.1% of our total revenues from IT services, 6.7% of our total revenues from Internet services and 0.2% of our total revenues from software products.

During the three months ended December 31, 2002, we derived 71.8% of our revenues from the North America, 7.7% from India, 2.3% from Japan, 11.5% from Europe and the remaining 6.7% from other countries. During the three months ended December 31, 2001, we derived 72.4% of our revenues from the North America, 7.3% from India, 1.5% from Japan, 11.4% from Europe and the remaining 7.4% from rest of the world.

*Cost of revenues.* Cost of revenues increased 10.3% to $70.6 million in the three months ended December 31, 2002 from $64.0 million in the three months ended December 31, 2001. Inter-segment cost of revenues were $129 thousand in the three months ended December 31, 2002 as compared to $1.1 million in the three months ended December 31, 2001. Cost of revenues represented 58.4% of revenues in the three months ended December 31, 2002 and 61.3% in the three months ended December 31, 2001.

*Selling, general and administrative expenses.* Selling, general and administrative expenses decreased 0.4% to $34.5 million in the three months ended December 31, 2002 from $34.6 million in the three months ended

December 31, 2001. Selling, general and administrative expenses represented 28.6% of revenues in the three months ended December 31, 2002 as compared to 33.2% of revenues in the three months ended December 31, 2001.

*Operating income.*   As a result of the foregoing, operating income was $15.8 million in the three months ended December 31, 2002 as compared to $4.7 million in the three months ended December 31, 2001. Excluding the amortization and impairment of goodwill and deferred stock based compensation expense, operating income would have been $17.8 million in the three months ended December 31, 2002 and $9.1 million in the three months ended December 31, 2001 and operating margin would have been 14.7% and 8.7% of total revenues in the three months ended December 31, 2002 and 2001, respectively.

*Interest income.*   Interest income increased to $1.4 million in the three months ended December 31, 2002 from $0.6 million in the three months ended December 31, 2001.

*Interest expense.*   Interest expense decreased by 41.6% to $188 thousand in the three months ended December 31, 2002 from $322 thousand in the three months ended December 31, 2001 primarily on account of repayment of debt.

*Other income/(expenses), net.*   Other income decreased to $(1.3) million in the three months ended December 31, 2002 from a gain of $1.5 million in the three months ended December 31, 2001. This was primarily attributable to losses on foreign exchange transactions. Foreign exchange transactions resulted in a loss of $1.7 million, or 1.4% of revenues, in the three months ended December 31, 2002 compared to a gain of $1.4 million, or 1.3% of revenues, in the three months ended December 31, 2001.

*Income taxes.*   Income taxes were $2.5 million in the three months ended December 31, 2002 as compared to $11.4 million in the three months ended December 31, 2001. The decrease in income taxes was due to the reduced surcharge on Income Tax in India and the capital gains tax paid on the sale of shares of Infoway in December, 2001.

*Minority Interest.*   Minority interest decreased to $2.5 million in the three months ended December 31, 2002 from $3.9 million in the three months ended December 31, 2001.

*Equity in earnings (losses) of associated companies.*   Equity losses of associated companies were $538 thousand in the three months ended December 31, 2002 as compared to $898 thousand in the three months ended December 31, 2001.

*Net income.*   As a result of the foregoing, net income was $15.1 million in the three months ended December 31, 2002 as compared to $43.7 million in the three months ended December 31, 2001. Excluding the amortization and impairment of goodwill expense and deferred stock based compensation expense, net income would have been $17.1 million in the three months ended December 31, 2002 and $48.1 million in the three months ended December 31, 2001 and net margin would have been 14.2% and 46.0% in the three months ended December 31, 2002 and 2001, respectively.

**IT Services**

*Revenues.*   IT services revenues (including inter-segment revenues) increased 19.0% to $112.5 million in the three months ended December 31, 2002 from $94.5 million in the three months ended December 31, 2001, of which $18 thousand and $0.1 million represented inter-segment revenues in the three months ended December 31, 2002 and 2001, respectively. All revenues discussed in this sub-section "Revenues" relate only to IT services revenues generated from external customers and exclude inter-segment revenues generated from services provided by us to our subsidiaries and vice-versa.

Our revenue growth primarily reflected the higher proportion of our service offerings that address packaged software integration. Revenues from eBusiness projects were $11.3 million, or 10.1%, of our revenues in the three months ended December 31, 2002 as compared to $13.9 million, or 14.7%, of our revenues in the three months ended December 31, 2001.

During the three months ended December 31, 2002, we derived 76.9% of our revenues from the North America, 12.4% from Europe, 2.5% from Japan, 1.0% from India and the remaining 7.2% from the rest of the world. During the three months ended December 31, 2001, we derived 77.1% of our revenues from the United

States, 12.6% from Europe, 1.7% from Japan, 0.8% from India and the remaining 7.8% from the rest of the world.

For purposes of the remainder of the discussion of the results of operations for our business segments, except as specifically indicated, we have included all inter-segment data for all items under discussion. Please refer to the "Results of Operations" table above for an analysis of consolidation of the business segments.

*Cost of revenues.*   Cost of revenues increased 14.7% to $65.4 million in the three months ended December 31, 2002 from $57.0 million in the three months ended December 31, 2001. Cost of revenues represented 58.1% of revenues in the three months ended December 31, 2002 as compared to 60.4% in the three months ended December 31, 2001. The increase in cost of revenues was attributable primarily to an increase in associate compensation and benefits.

*Selling, general and administrative expenses.*   Selling, general and administrative expenses increased 8.8% to $26.0 million in the three months ended December 31, 2002 from $23.9 million in the three months ended December 31, 2001. Selling, general and administrative expenses represented 23.1% of revenues in the three months ended December 31, 2002 as compared to 25.3% in the three months ended December 31, 2001.

*Operating income.*   As a result of the foregoing, operating income was $21.1 million in the three months ended December 31, 2002 as compared to $12.5 million in the three months ended December 31, 2001. Excluding the amortization of goodwill expense and deferred stock based compensation expense, operating income would have been $22.3 million in the three months ended December 31, 2002 and $16.6 million in the three months ended December 31, 2001 and operating margin would have been 19.8% and 17.6% of revenues in the three months ended December 31, 2002 and 2001, respectively.

*Interest expense.*   Interest expense decreased to $150 thousand in the three months ended December 31, 2002 from $255 thousand in the three months ended December 31, 2001 primarily on account of repayment of debt.

*Income taxes.*   Income taxes were $2.5 million in the three months ended December 31, 2002 and $11.4 million in the three months ended December 31, 2001. The decrease in income taxes was due to the reduced surcharge on Income Tax in India, the tax on 10% of the STP profits in India and capital gains tax paid on the sale of shares of Infoway in December, 2001.

*Net income.*   As a result of the foregoing, net income was $17.8 million in the three months ended December 31, 2002 as compared to $48.2 million in the three months ended December 31, 2001. Excluding the amortization of goodwill expense and deferred stock based compensation expense, net income would have been $19.0 million in the three months ended December 31, 2002 and $52.3 million in the three months ended December 31, 2001 and net margin would have been 16.9% and 55.4% in the three months ended December 31, 2002 and 2001, respectively.

**Internet Services**

The consolidated financial statements of Satyam include the financial statements of Infoway up to December 9, 2002. Subsequently, we have accounted for our investment in Infoway using the equity method of accounting.

*Revenues*.   Internet services revenues (including inter-segment revenues) decreased 24.8% to $8.2 million in the three months ended December 31, 2002 from $10.9 million in the three months ended December 31, 2001, of which inter-segment revenues were $nil in the three months ended December 31, 2002 and $1.0 million in the three months ended December 31, 2001.

*Cost of revenues*.   Cost of revenues decreased 35.8% to $5.2 million in the three months ended December 31, 2002 from $8.1 million in the three months ended December 31, 2001. Cost of revenues represented 63.9% of Internet services revenues in the three months ended December 31, 2002 as compared to 74.3% in the three months ended December 31, 2001.

*Selling, general and administrative expenses*.   Selling, general and administrative expenses were $8.4 million in the three months ended December 31, 2002 and $10.3 million in the three months ended December 31, 2001. Selling, general and administrative expense represented 102.3% of Internet services revenues in the three months ended December 31, 2002 as compared to 94.8% in the three months ended December 31, 2001.

*Operating income (loss).* As a result of the foregoing, operating loss was $5.4 million in the three months ended December 31, 2002 and $7.5 million in the three months ended December 31, 2001. Excluding the amortization of goodwill and impairment expense and deferred stock based compensation expense, operating loss would have been $4.6 million in the three months ended December 31, 2002 and $7.3 million in the three months ended December 31, 2001.

*Minority Interest.* Minority interest decreased to $2.5 million in the three months ended December 31, 2002 from $3.8 million in the three months ended December 31, 2001.

*Equity in earnings (losses) of associated companies.* Equity losses of associated companies were $624 thousand in the three months ended December 31, 2002 as compared $634 thousand in the three months ended December 31, 2001. Our equity in the losses of Infoway for the period December 10, 2002 to December 31, 2002 was $510 thousands.

*Net income (loss).* As a result of the foregoing, net loss was $2.8 million in the three months ended December 31, 2002 from $4.2 million in the three months ended December 31, 2001. Excluding the amortization of goodwill and impairment expense and deferred stock based compensation expense, net loss would have been $2.0 million in the three months ended December 31, 2002 and net income would have been $4.0 million in the three months ended December 31, 2001.

**Software Products**

VCI has generated revenues of $327 thousand of which $111 thousand was from inter segment revenues. Net income in the three months ended December 31, 2002 was $82 thousand as compared to net loss of $237 thousand in the three months ended December 31, 2001.

**Liquidity and Capital Resources**

*Net cash provided by (used in) operating activities.* Net cash provided by operating activities was $68.8 million in the nine months ended December 31, 2002 and was $85.5 million in the nine months ended December 31, 2001.

In the nine months ended December 31, 2002, non-cash adjustments to reconcile the $44.5 million net income to net cash provided by operating activities consisted primarily of depreciation and amortization including impairment of goodwill of $29.3 million. In the nine months ended December 31, 2001, non-cash adjustments to reconcile the $14.7 million net income to net cash provided by operating activities consisted primarily of deferred stock compensation expenses of $9.0 million and depreciation and amortization including impairment of goodwill of $126.4 million.

*Net cash used in investing activities.* Net cash used in investing activities was $142.0 million and $32.6 million in the nine months ended December 31, 2002 and 2001, respectively. Net cash used in investing activities in the nine months ended December 31, 2002 was primarily related to investments in bank deposits of $136.1 million and purchase of premises and equipment of $8.5 million. Net cash used in investing activities was primarily related to purchases of premises and equipment of $27.9 million.

*Net cash provided by (used in) financing activities.* Net cash used in financing activities was $12.0 million in the nine months ended December 31, 2002 comprises primarily of $9.7 million for payment of dividends. Net cash provided by financing activities was $110.2 million in the nine months ended December 31, 2001, comprised primarily proceeds of our ADS offering. We financed our expansion primarily through income from operations in the nine months ended December 31, 2002 and through capital raising activities in the nine months ended December 31, 2001.

As of December 31, 2002, we had $158.0 million in cash and cash equivalents, $3.0 million in secured rupee denominated loans from the Satyam Associate Trust and $1.5 million of other outstanding loans denominated in rupee.

The following table describes our outstanding credit facilities as at December 31, 2002.

| Loan Type | Lenders | Amount Outstanding | Interest (per annum) | Computation Method |
|---|---|---|---|---|
| | | (in thousands) | | |
| Rupee Loan of Satyam Associates Trust ...................... | Citibank N.A. and ICICI Bank | $3,009 | 13.0% to 14.25% | Variable |
| Other loans ............................ | Various parties | 1,468 | different interest rates | Fixed |
| Total ............................... | | $4,477 | | |

We anticipate capital expenditures of approximately $40.0 million during the fiscal year ending March 31, 2003, principally to finance construction of new facilities in our offshore centres; expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents, net proceeds from our May 2001 ADS offering and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2003, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

## Commitments

The following table sets forth our contractual obligations and commitments to make future payments as of December 31, 2002. The following table does not give effect to the issuance of our convertible notes and excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

| | within 1 year | 2-3 years | 4-5 years | after 5 years | Total |
|---|---|---|---|---|---|
| | | (in thousands) | | | |
| Long term debt ........................................ | $3,180 | $1,297 | — | — | $ 4,477 |
| Operating leases ...................................... | 201 | 200 | $377 | $279 | 1,057 |
| Unconditional purchase obligations: | | | | | |
| Other commercial commitments ....................... | 2,509 | — | — | — | 2,509 |
| Bank guarantees ...................................... | 2,394 | 394 | 144 | — | 2,932 |
| Letters of credit ....................................... | 71 | — | — | — | 71 |
| Total contractual cash obligations ................. | $8,355 | $1,891 | $521 | $279 | $11,046 |

## Income Tax Matters

As of December 31, 2002, we had an operating loss carry forward of approximately $34.2 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

The statutory corporate income tax rate in India is currently 35.0%. This tax rate is presently subject to a 5.0% surcharge resulting in an effective tax rate of 36.8%. Our Company and its subsidiaries are also subject to income taxes of other countries in which they operate. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions related to our offsite and onsite centers, principally in the United States. We benefit from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a corporate tax deduction of 90% of the profits derived from the export of software from software development facilities designated as "Software Technology Parks" ("STP units") until 2010; and (ii) a tax deduction of 50% of the profits derived from exporting computer software which will be progressively reduced to nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for us well below statutory rates. The tax deduction related to our STP units will expire starting from fiscal 2006 through fiscal 2010. However, we also earn certain other income which is taxable at regular corporate rates without advantages of the incentives described above.

## Effects of Inflation

Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation in the recent past.

## Impact of Recently Issued Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ( FASB ) issued FASB Statement ( SFAS ) No. 145 Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, as well as SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 will be adopted during fiscal year 2003. We do not anticipate that adoption of this statement will have a material impact on our consolidated balance sheets or consolidated statements of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities (SFAS No. 146), SFAS No. 146 addresses significant issues regarding the recognition measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. We are required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The effect-on-adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. We do not anticipate that the adoption of this statement will have a material impact on our consolidated balance sheet or statement of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. We believe that the adoption of the consensus will not have a material impact on our revenue recognition policies.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of this Interpretation did not have a material impact on the Company's accounting or disclosure policies.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123*. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. We continue to account for its fixed plan stock options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. We adopted the disclosure provisions of SFAS 148 for the quarter ended December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. We do not expect any impact upon adoption of this interpretation.

# RISK FACTORS

Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this Quarterly Report, before you decide to buy our ADSs. If any of the following risks actually occur, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

## Risks Related to Our Overall Operations

*Any inability to manage our rapid growth could disrupt our business and reduce our profitability.*

We have experienced significant growth in recent periods. Our total revenues increased 11.9% in the nine months ended December 31, 2002 as compared to the nine months ended December 31, 2001. As of December 31, 2002, we had 10,350 employees, whom we refer to as associates, worldwide as compared to 9,645 associates as of December 31, 2001. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

> recruiting and retaining sufficiently skilled technical, marketing and management personnel;

> providing adequate training and supervision to maintain our high quality standards; and

> preserving our culture and values and our entrepreneurial environment.

Our inability to manage our growth effectively could disrupt our business and reduce our profitability.

*Our subsidiaries and associated companies may continue to experience losses and negative cash flows.*

As of December 31, 2002, we owned 37.15% of the equity shares of Infoway and all of the outstanding stock of VCI. Since their inception in December 1995 and January 1999, respectively, Infoway and VCI have incurred significant operating losses and negative cash flows. As of December 31, 2002, the cumulative net losses incurred by Infoway were $248.9 million and by VCI were $27.3 million. We cannot assure you that the operating losses or negative cash flows of Infoway and VCI will not continue or increase in the future or that Infoway and VCI will become profitable.

*The value of our interest in Infoway may decline.*

Infoway's ADSs are listed for trading on the Nasdaq National Market under the symbol "SIFY", however we do not know whether Infoway will be able to retain this listing in the future. The market price of Infoway's ADSs has been highly volatile, ranging from a high of $425 per ADS to a low of $0.88 per ADSs from its initial public offering in October 1999 through January 2003, and may continue to fluctuate widely. Any decline in the market price of Infoway's ADSs is likely to cause the value of the equity shares of Infoway which we hold to decline. We hold our interest in Infoway in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders' agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Infoway require the approval of both SAIF and VentureTech. Infoway has not been profitable since its founding and may continue to incur significant losses and negative cash flows in the future.

*Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.*

Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock based compensation expense in respect of our Associate Stock Option Plan, or ASOP, in the approximate amounts of $4.7 million in fiscal 2003 and $2.3 million in fiscal 2004 based on the price of our equity shares on December 31, 2002 and in connection with both granted and ungranted warrants and options on that date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock based compensation of $807 thousand under our ASOP and ASOP B Plans during the nine months ended December 31, 2002 and $2.10 thousand was amortized and charged to earnings.

*Impairment of goodwill on account of our investments may impact our net income under U.S. GAAP.*

We make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.

*Our revenues are highly dependent upon a small number of customers.*

We derive a significant portion of our revenues from a limited number of corporate customers. In the nine months ended December 31, 2002, our largest customer, General Electric Company and its affiliates, accounted for 18.1% of our information technology, or IT, services revenues (excluding inter-segment revenues) and 16.6% of our total revenues. In the nine months ended December 31, 2002, our second largest customer accounted for 8.3% of our IT services revenues (excluding inter-segment revenues) and 7.6% of our total revenues.

During the nine months ended December 31, 2002 and the nine months ended December 31, 2001, our five largest customers accounted for 42.6% and 41.51%, respectively, of our IT services revenues (excluding inter-segment revenues) and 39.1% and 37.6%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

*We dedicate significant resources to develop international operations which may be more difficult to manage and operate.*

In addition to our offshore IT centers in India, we have established new IT centers in the United States, United Kingdom, Japan and Singapore and plan to open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

*System failure could disrupt the lines of communication our business depends on.*

To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations which would reduce our profitability.

*We may be unable to attract skilled professionals in the competitive labor market.*

Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. An inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. In the nine months ended December 31, 2001 and the nine months ended December 31, 2002, we experienced associate attrition at a rate of 14.7% and 13.9%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

*U. S. immigration restrictions could limit our ability to expand our U.S. operations.*

Our professionals working onsite at a customer's premises in the United States are typically required to obtain visas. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some years recently this limit has been reached well before the end of the fiscal year. For example, this limit was reached in March 2000 for the government fiscal year ended September 30, 2000. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

*Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.*

As a core element of our business strategy, we continue to offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During the nine months ended December 31, 2001 and the nine months ended December 31, 2002, we derived 22.3% and 29.5%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

*We may be liable to our customers for damages resulting from a system failure.*

Many of our contracts involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

*We face intense competition in the IT services market, which could reduce our revenues and prevent us from maintaining our customers.*

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

- Indian IT services companies, such as Infosys Technologies Limited, Wipro Infotech Software & Services and Tata Consultancy Services;

- U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, IBM, Cambridge Technology Partners and Keane Inc; and

- Other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors' responsiveness to customer needs.

*We may be unable to recoup our investment costs to develop our software products.*

We may develop and market our own software products, which will require significant capital expenditures. To date, we have developed only one software product through our subsidiary VCI, in which we had invested $27.8 million representing equity and other advances as of December 31, 2002. We expect that the markets for any software products we develop will be highly competitive. We cannot assure you that any products developed by us will be commercially successful or that the costs of developing such new products will be recouped. Additionally, software product revenues typically occur in periods after the periods in which the costs are incurred for development of such products. Delayed revenues may cause periodic fluctuations of our results of operations.

*We may be restricted from acquiring non-Indian companies which could adversely affect our growth strategy.*

We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy, which could adversely affect our operations.

*Our revenues are difficult to predict and can vary significantly from quarter to quarter which could cause our share price to decline significantly.*

Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

*Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.*

Any failure to meet a customer's expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which could reduce our profitability.

**Risks Related to Investments in Indian Companies**

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

*Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.*

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2002 and early 2003, the United States and several other NATO countries made preparations for war with Iraq. Both countries have amassed troops along their common border. These events are widely believed to have provoked a significant slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or United States economy, from which the majority of our revenues are derived, and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

*Political instability could seriously harm business and economic conditions in India generally and our business in particular.*

During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

*Foreign investment restrictions under Indian law may adversely impact the value of our ADSs.*

Our equity shares are traded on the Stock Exchange, Mumbai (formerly known as the Stock Exchange, Bombay), the National Stock Exchange of India Limited and the Hyderabad Stock Exchange Limited and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the New York Stock Exchange in part because of restrictions on foreign ownership of the underlying shares.

Under current Indian regulations and practice, RBI approval is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers.

Since exchange controls still exist in India, the RBI will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain RBI approval for each transaction. We cannot assure you that any required approval from the RBI or any other government agency can be obtained.

*Indian law imposes restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.*

Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian stock exchange and, under present law, likely will not be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Indian Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

*Currency exchange rate fluctuations may affect the value of our ADSs.*

The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from April 1, 1998 through March 31, 2002, the value of the rupee against the U.S. dollar declined by approximately 23.5%. In the nine months ended December 31, 2001 and the nine months ended December 31, 2002, our U.S. dollar-denominated revenues represented 83.0% and 79.5%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. Depreciation of the rupee will result in foreign currency translation losses in respect of foreign currency borrowings. In the nine months ended December 31, 2002, our foreign currency translation losses were approximately $3.8 million, respectively. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur. In addition, our market valuation could be seriously harmed by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

*The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.*

We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

- a tax deduction for all profits derived from exporting computer software and services; and

- a 10-year tax holiday in respect of income derived from the operation of software development centers designated as "Software Technology Parks" under the Indian tax legislation.

As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified from April 1, 2001. All facilities registered in the program before March 31, 2001, which include all of our existing facilities in India and registrations for 10 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

*It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.*

We are incorporated under the laws of the Republic of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

- effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

- enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel, Crawford Bayley & Co., that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

*Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.*

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low shares prices quoted at BSE for the years 1999 to 2003 are given as follows:

| Year | High | | Low | |
|---|---|---|---|---|
| | Rs. | $ equivalent | Rs. | $ equivalent |
| 1999 | 459.80 | 9.58 | 73.10 | 1.52 |
| 2000 | 1445.99 | 30.12 | 291.50 | 6.07 |
| 2001 | 429.70 | 8.95 | 111.00 | 2.31 |
| 2002 | 331.15 | 6.9) | 189.75 | 3.95 |
| Up to Jan 2003 | 282.85 | 5.89) | 215.10 | 4.48 |

On January 31, 2003, the closing price of our shares on the Stock Exchange, Mumbai was Rs. 224.00 ($4.67). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for-one stock split and our August 25, 2000 five-for-one stock split.

The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

*The laws of India may not adequately protect our intellectual property rights.*

The laws of India do not protect intellectual property rights to the same extent as laws in the United States, and the global nature of our IT services and the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not protect service marks. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables. We have applied for the registration of "Satyam" and "VisionCompass" as trademarks in India. We currently require our technical associates to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

*You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.*

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

*There may be less company information available in Indian securities markets than securities markets in developed countries.*

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

**Risk Related to our ADSs and our Trading Market**

*You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.*

Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.6% of our equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for your benefit. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

*Holders of ADSs may be restricted in their ability to exercise voting rights.*

At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

As a foreign private issuer, we are not subject to the SEC's proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC's proxy rules.

*An active or liquid trading market for our ADSs is not assured.*

We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the New York Stock Exchange and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser's written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

*The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.*

The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of

January 31, 2003, we have an aggregate of 312,015,560 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

*Forward-looking statements contained in this Quarterly Report may not be realized.*

We have included statements in this document which contain words or phrases such as "may," "will," "will likely result," "believe," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "contemplate," "seek to," "future," "objective," "goal," "project," "should" and similar expressions or variations of such expressions, that are "forward-looking statements." Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

In addition, other factors that could cause results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this "Risk Factors" section. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.

**Item 3.** *Quantitative and Qualitative Disclosure about Market Risk*

Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Risk factors.

As of December 31, 2002, we do not have any outstanding non-rupee denominated borrowings.

We face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

During fiscal 2002 and the nine months ended December 31, 2002, 92.3% and 92.2%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.7%, or $7.2 million, in fiscal 2002 and 2.07% or $4.6 million in the nine months ended December 31, 2002, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.7%, or $7.2 million, in fiscal 2002 and 2.07%, or $4.6 million, in the nine months ended December 31, 2002. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $7.2 million in fiscal 2002 and $4.6 million in the nine months ended December 31, 2002. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of December 31, 2002, we had approximately $240.3 million of non-Indian rupee denominated cash and cash equivalents.

## PART II

## OTHER INFORMATION

**Item 1.** *Legal Proceedings*

    The company and its subsidiaries on a consolidated basis are not currently a party to any material legal proceedings.

**Item 2.** *Changes in Securities and Use of Proceeds*

    In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of January 31, 2003; approximately $64.3 million of these proceeds have been used for prepayment of loans ($26.9 million); strategic investments in our subsidiaries and others ($10.6 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($19.6 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

**Item 3.** *Default Upon Senior Securities*

    None

**Item 4.** *Submission of Matters to a Vote of Security Holders*

    None

**Item 5.** *Other Information*

    None

**Item 6.** *Exhibits and Reports*

| Report | Description |
| --- | --- |
| Report on From 6-K submitted October 8, 2002 | Proposed Investment Transaction for Satyam Infoway Limited |
| Report on Form 6-K submitted October 28, 2002 | Earnings Release Quarter ended September 30, 2002 |
| Report on Form 6-K submitted November 14, 2002 | Report for Quarter ended September 30, 2002 |
| Report on Form 6-K submitted January 28, 2003 | Earnings Release Quarter ended December 31, 2002 |

## SIGNATURE

**Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.**

SATYAM COMPUTER SERVICES LIMITED

Date:   February 14, 2003                     By: _____/s/   G. JAYARAMAN_____

Name:  G. Jayaraman
Title:   Vice President (Corp. Affairs) &
          Company Secretary

# SATYAM COMPUTER SERVICES LIMITED

## INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

|  | Page |
|---|---|
| Consolidated Balance Sheets as of March 31, 2002, December 31, 2001 and 2002 (unaudited) ............. | F-2 |
| Consolidated Statements of Operations for the year ended March 31, 2002, and for the nine months ended December 31, 2001 and 2002 (unaudited) ........................................................................ | F-3 |
| Consolidated Statements of Shareholders' Equity and Comprehensive Income for the year ended March 31, 2002 and for the nine months ended December 31, 2002 (unaudited) ............................... | F-4 |
| Consolidated Statements of Cash Flows for the year ended March 31, 2002 and for the nine months ended December 31, 2001 and 2002 (unaudited) ........................................................................ | F-6 |
| Notes to the Consolidated Financial Statements ....................................................... | F-8 |

**SATYAM COMPUTER SERVICES LIMITED**

**CONSOLIDATED BALANCE SHEETS**
**(Thousands of US Dollars except per share data and as stated otherwise)**

| | As of March 31 2002 | As of December 31 2001 | As of December 31 2002 |
|---|---|---|---|
| | | (unaudited) | (unaudited) |
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | $243,454 | $222,565 | $157,998 |
| Accounts receivable, net of allowance for doubtful debts | 88,209 | 90,582 | 93,229 |
| Unbilled revenue on contracts | 3,860 | 3,429 | 3,263 |
| Inventory | 725 | 1,745 | — |
| Deferred income taxes | 3,151 | 2,996 | 3,567 |
| Prepaid expenses and other receivables | 13,439 | 16,624 | 18,487 |
| **Total current assets** | **352,838** | **337,941** | **276,544** |
| Other assets | 10,302 | 10,445 | 8,125 |
| Premises and equipment, net | 123,507 | 126,763 | 72,531 |
| Goodwill, net | 11,106 | 12,101 | 10,715 |
| Other intangible assets, net | 3,591 | 4,145 | — |
| Investments | 3,423 | 3,477 | 3,337 |
| Investments in associated companies | 10,735 | 8,510 | 30,195 |
| Investments in bank deposits | — | — | 136,908 |
| **Total assets** | **$515,502** | **$503,382** | **$538,355** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current liabilities** | | | |
| Short term and current portion of long-term debts | $ 4,551 | $ 3,893 | $ 3,180 |
| Accounts payable | 11,077 | 8,514 | 11,324 |
| Accrued expenses and other current liabilities | 39,740 | 39,079 | 44,163 |
| Unearned and deferred revenue | 3,079 | 4,208 | 1,583 |
| **Total current liabilities** | **58,447** | **55,694** | **60,250** |
| Long-term debts, excluding current portion | 2,712 | 3,298 | 1,297 |
| Deferred income taxes | 36,682 | 36,466 | 37,381 |
| Other liabilities | 16,935 | 11,131 | 19,839 |
| **Total Liabilities** | **114,776** | **106,589** | **118,767** |
| Contingencies and Commitments *(Note No.22)* | | | |
| Minority interest | 30,884 | 36,223 | 132 |
| **Shareholders' equity** | | | |
| Common stock—par value Rs.2 (US$0.042*) per equity share (375 million equity shares authorized. 314,540,000 equity shares issued as of March 31, 2002 and December 31, 2001 (unaudited) respectively and 314,542,000 equity shares as of December 31, 2002 (unaudited)) | 17,144 | 17,144 | 17,145 |
| Additional paid-in capital | 405,530 | 405,364 | 405,580 |
| Deferred stock-based compensation | (2,511) | (4,478) | (1,195) |
| Retained earnings/(deficit) | (9,996) | (21,175) | 24,799 |
| Accumulated other comprehensive loss | (36,727) | (32,316) | (24,286) |
| | 373,440 | 364,539 | 422,043 |
| Shares held by the SC-Trust under associate stock option plan (3,483,820, 3,843,470 and 2,504,670 equity shares as of March 31, 2002, December 31, 2001 and 2002 (unaudited) respectively) | (3,598) | (3,969) | (2,587) |
| **Total shareholders' equity** | **369,842** | **360,570** | **419,456** |
| **Total liabilities and shareholders' equity** | **$515,502** | **$503,382** | **$538,355** |

---

\* the par value in US$ has been converted at the closing rate as of December 31, 2002, 1US$ = Rs.48.00

The accompanying notes are an integral part of these consolidated financial statements.

## SATYAM COMPUTER SERVICES LIMITED

### CONSOLIDATED STATEMENTS OF OPERATIONS
**(Thousands of US Dollars except per share data and as stated otherwise)**

| | Year ended March 31 2002 | Nine months ended December 31 | |
| --- | --- | --- | --- |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Revenues | $ 414,491 | $ 306,852 | $ 343,411 |
| Cost of revenues | (238,996) | (177,294) | (203,120) |
| *(Includes deferred stock-based compensation of $7,212 for the year ended March 31, 2002, $6,157 and $1,112 for the nine months ended December 31, 2001 and 2002 (unaudited) respectively)* | | | |
| **Gross profit** | **175,495** | **129,558** | **140,291** |
| Selling, general and administrative expenses | (140,896) | (100,021) | (97,625) |
| *(Includes deferred stock-based compensation of $3,582 for the year ended March 31, 2002 and $2,848 and $2,138 for the nine months ended December 31, 2001 and 2002 (unaudited) respectively)* | | | |
| Amortization of goodwill | (16,997) | (15,681) | — |
| Impairment of goodwill | (81,115) | (81,115) | — |
| **Total operating expenses** | **(239,008)** | **(196,817)** | **(97,625)** |
| **Operating income/(loss)** | **(63,513)** | **(67,259)** | **42,666** |
| Interest income | 3,806 | 3,194 | 3,104 |
| Interest expense | (2,856) | (2,809) | (674) |
| Gain on sale of shares in Infoway | 45,594 | 45,594 | — |
| Other income/(expense), net | 12,090 | 7,333 | (2,634) |
| **Income/(loss) before income taxes, minority interest and equity in earnings/(losses) of associated companies** | **(4,879)** | **(13,947)** | **42,462** |
| Income taxes | (17,234) | (14,716) | (6,621) |
| Minority Interest | 73,406 | 68,490 | 11,086 |
| **Income before equity in earnings/(losses) of associated companies** | **51,293** | **39,827** | **46,927** |
| Equity in earnings/(losses) of associated companies, net of taxes | (25,401) | (25,114) | (2,446) |
| **Net income** | **$ 25,892** | **$ 14,713** | **$ 44,481** |
| **Earnings per share:** | | | |
| Basic and Diluted | $ 0.08 | $ 0.05 | $ 0.14 |
| Weighted average shares used in computing earnings per share—(in thousands)* | | | |
| Basic | 305,751 | 304,054 | 311,684 |
| Diluted | 307,113 | 305,086 | 318,503 |

*on an adjusted basis

The accompanying notes are an integral part of these consolidated financial statements.

## SATYAM COMPUTER SERVICES LIMITED

### CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
#### (Thousands of US Dollars except per share data and as stated otherwise)

| | Common Stock | | Additional paid-in capital | Deferred stock-based compensation | Retained earnings/ (deficit) | Accumulated other comprehensive loss | Shares held by SC-Trust | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | | | |
| **Balance as of March 31, 2001** | **281,190,000** | **$15,726** | **$253,409** | **$(11,787)** | **$(29,456)** | **$(21,659)** | **$(11,538)** | **$194,695** |
| Net income | — | — | — | — | 25,892 | — | — | 25,892 |
| Other comprehensive loss | | | | | | | | |
| Loss on foreign currency translation | — | — | — | — | — | (15,063) | — | (15,063) |
| Unrealized losses on securities, net of taxes | — | — | — | — | — | (5) | — | (5) |
| **Total Comprehensive income** | | | | | | | | **10,824** |
| Gain on dilution of interest in subsidiary on subsidiary's issuance of new shares, net of taxes | — | — | 375 | — | — | — | — | 375 |
| Loss on sale of Infoway's shares held by CricInfo | — | — | (645) | — | — | — | — | (645) |
| Issuance of common stock, net of issuance cost | 33,350,000 | 1,418 | 149,196 | — | — | — | — | 150,614 |
| Deferred stock-based compensation | — | — | 1,203 | (1,203) | — | — | — | — |
| Amortization of deferred stock-based compensation | — | — | — | 10,479 | — | — | — | 10,479 |
| Shares transferred by SC-Trust to employees on vesting | — | — | 1,992 | — | — | — | 7,940 | 9,932 |
| Cash dividend paid at the rate of US$ 0.01 per share | — | — | — | — | (6,432) | — | — | (6,432) |
| **Balance as of March 31, 2002** | **314,540,000** | **$17,144** | **$405,530** | **$ (2,511)** | **$ (9,996)** | **$(36,727)** | **$ (3,598)** | **$369,842** |

The accompanying notes are an integral part of these consolidated financial statements.

*(Continuing on following page)*

F-4

# SATYAM COMPUTER SERVICES LIMITED

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
### (Thousands of US Dollars except per share data and as stated otherwise)

| | Common Stock | | Additional paid-in capital | Deferred stock-based compensation | Retained earnings /(deficit) | Accumulated other comprehensive loss | Shares held by SC-Trust | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | | | |
| **Balance as of March 31, 2002** | 314,540,000 | $17,144 | $405,530 | $(2,511) | $ (9,996) | $(36,727) | $(3,598) | $369,842 |
| Net income | — | — | — | — | 44,481 | — | — | 44,481 |
| Other comprehensive income | | | | | | | | |
| Gain on foreign currency translation | — | — | — | — | — | 12,439 | — | 12,439 |
| Unrealized gains on securities, net of taxes | — | — | — | — | — | 2 | — | 2 |
| **Total Comprehensive income** | | | | | | | | **56,922** |
| Issuance of common stock, net of issuance cost | 2,000 | 1 | 7 | — | — | — | — | 8 |
| Loss on dilution of interest in subsidiary on subsidiary's issuance of new shares, net of taxes | | | (1,181) | — | — | — | — | (1,181) |
| Deferred stock-based compensation | — | — | 793 | (793) | — | — | — | — |
| Amortization of deferred stock-based compensation | — | — | — | 2,109 | — | — | — | 2,109 |
| Shares transferred by SC-Trust to employees on vesting | — | — | 431 | — | — | — | 1,011 | 1,442 |
| Cash dividend paid at the rate of US$ 0.03 per share. | — | — | — | — | (9,686) | — | — | (9,686) |
| **Balance as of December 31, 2002 (unaudited)** | 314,542,000 | $17,145 | $405,580 | $(1,195) | $24,799 | $(24,286) | $(2,587) | $419,456 |

The accompanying notes are an integral part of these consolidated financial statements.

# SATYAM COMPUTER SERVICES LIMITED

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (Thousands of US Dollars except per share data and as stated otherwise)

| | Year ended March 31 2002 | Nine months ended December 31 2001 | Nine months ended December 31 2002 |
|---|---|---|---|
| | | (unaudited) | (unaudited) |
| **Cash Flows From Operating Activities** | | | |
| Net income/ (loss) | $ 25,892 | $ 14,713 | $ 44,481 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| Depreciation | 37,486 | 29,270 | 29,298 |
| Amortization and impairment of goodwill | 98,112 | 96,796 | — |
| Amortization of license fees | 720 | 371 | 1,195 |
| Deferred stock-based compensation | 10,794 | 9,005 | 3,250 |
| Deferred income taxes | (427) | (302) | (830) |
| (Gain)/loss on sale of investments | 2 | — | (894) |
| (Gain)/loss on sale of premises and equipment | (59) | 159 | 58 |
| Foreign currency translation on excess of amount received on sale of shares of Infoway over its carrying value | 928 | 928 | — |
| Excess of cash received over carrying value of investment in Infoway, net of taxes | (35,156) | (35,156) | — |
| Amortization of discount on share warrants issued to TRW and change in fair value of put option | 10,144 | 4,448 | 7,513 |
| Minority Interest | (73,406) | (68,490) | (11,086) |
| Equity in share of (earnings)/losses of associated companies | 25,401 | 25,114 | 2,446 |
| *Changes in assets and liabilities:* | | | |
| Accounts receivable, net and unbilled revenue on contracts | 1,262 | 393 | (10,552) |
| Prepaid expenses, other receivables and inventory, net | 9,840 | 5,829 | (9,388) |
| Other assets, net | 1,356 | 829 | (2,179) |
| Accounts payable | (4,363) | (7,036) | 53 |
| Accrued expenses and other current liabilities | 8,342 | 8,398 | 13,641 |
| Unearned and deferred revenue | (904) | 181 | 3,384 |
| Other liabilities | 407 | 48 | (1,633) |
| **Net cash provided by operating activities** | **116,371** | **85,498** | **68,757** |
| **Cash Flows From Investing Activities** | | | |
| Investments in bank deposits | — | — | (136,134) |
| Purchase of premises and equipment | $ (34,157) | $ (27,891) | $ (8,510) |
| Expenditure on license fees | (1,238) | (1,238) | (623) |
| Proceeds from sale of premises and equipment | 503 | 233 | 142 |
| Acquisitions and investments in associated companies | (4,608) | (2,860) | (790) |
| Purchase of investments | (3,131) | (868) | (2,220) |
| Proceeds from sale of investments | 2,271 | — | 6,175 |
| **Net cash used in investing activities** | **(40,360)** | **(32,624)** | **(141,960)** |
| **Cash Flows From Financing Activities** | | | |
| Proceeds from/(repayments) of short-term debt | $ (35,725) | $ (36,431) | $ (2,203) |
| Issuance of common stock, net of issuance cost | 150,614 | 150,614 | 8 |
| Issuance of common stock under Associate Stock Option Plans | 9,932 | 9,429 | 1,442 |
| Repayment of long-term debts | (7,642) | (6,974) | (1,593) |
| Cash dividends paid | (6,432) | (6,432) | (9,686) |
| **Net cash provided by (used in) financing activities** | **110,747** | **110,206** | **(12,032)** |

*(Continuing on following page)*

## SATYAM COMPUTER SERVICES LIMITED

### CONSOLIDATED STATEMENTS OF CASH FLOWS
#### (Thousands of US Dollars except per share data and as stated otherwise)

| | | | |
|---|---:|---:|---:|
| Effect of exchange rate changes on cash and cash equivalents | (9,372) | (6,583) | (221) |
| **Net change in cash and cash equivalents** | **177,386** | **156,497** | **(85,456)** |
| Cash and cash equivalents at beginning of the year/period | 66,068 | 66,068 | 243,454 |
| **Cash and cash equivalents at end of the year/period** | **$243,454** | **$222,565** | **$157,998** |

**Supplementary information:**

*Cash paid during the period for:*

| | | | |
|---|---:|---:|---:|
| Income taxes | $ 7,744 | $ 4,660 | $ 3,094 |
| Interest | 2,859 | 2,569 | 427 |

*Non-cash items:*

| | | | |
|---|---:|---:|---:|
| Shares issued by Infoway on acquisitions | $ 1,044 | $ 1,043 | — |
| Capital leases and hire purchase | 1,300 | 952 | $ 948 |

For a number of reasons, principally the effects of translation differences and acquisitions, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

The accompanying notes are an integral part of these consolidated financial statements.

F-7

# SATYAM COMPUTER SERVICES LIMITED

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Description of Business**

   Satyam Computer Services Limited and its consolidated subsidiaries and associated companies (hereinafter referred to as "*Satyam*") are engaged in providing information technology services, internet services and developing software products.

   Satyam Computer Services Limited (hereinafter referred to as "*Satyam Computer Services*") is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, Europe, Japan, Singapore, China, Malaysia, Hongkong, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

   Satyam Infoway Limited (hereinafter referred to as "*Infoway*") a former subsidiary of Satyam computer services (Refer note no 12), is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

   On June 5, 2002 Satyam Computer Services formed Nipuna Services Limited ("Nipuna") a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India for providing various services connected with Business Process Outsourcing.

   In August 2001 Satyam Computer Services decided to close down four of its wholly owned subsidiaries. Consequent to this decision Satyam Computer Services has initiated legal formalities and the process of transfer of substantial business of three marketing subsidiaries namely Satyam (Europe) Limited, Satyam Asia Pte. Limited and Satyam Japan KK to its offsite centers. The assets and liabilities will be transferred at book value and management does not expect significant costs to arise as a result of cessation of operations of these marketing subsidiaries. In respect of the fourth subsidiary Dr. Millennium Inc., an application for its dissolution was made with the appropriate authorities and approval for the same has been obtained.

2. **Summary of Significant Accounting Policies**

   a) **Principles of Consolidation and Basis of Presentation**

      The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States ("U.S. GAAP"). All significant inter-company balances and transactions are eliminated.

      The consolidated financial statements of Satyam include the financial statements of Infoway upto December 9, 2002. Subsequently, Satyam Computer Services has accounted for its investment in Infoway using the equity method (Refer note no. 12). The consolidated financial statements for the year ended March 31, 2002 and nine months ended December 31, 2001 and 2002 (unaudited) are not comparable due to the above.

      Minority interest in subsidiaries represents the minority shareholders' proportionate share of the net assets and the results of operations of Satyam's majority owned subsidiaries.

      Investments in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method ("offering company") may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income in the statement of operations. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

**b)   Interim Information (unaudited)**

Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, statement of shareholders' equity and comprehensive income and cash flows for the periods shown in accordance with generally accepted accounting principles in the United States.

**c)   Use of Estimates**

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, future obligations under employee benefit plans, valuation allowances for deferred taxes, useful lives of premises and equipment (fixed assets) and goodwill. Actual results could differ materially from those estimates.

**d)   Foreign Currency Translation**

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the Japanese Yen, U.S. Dollar, Pound Sterling and Singapore Dollar are the functional currencies for its foreign subsidiaries located in Japan, U.S., UK and Singapore respectively. The translation of the functional currencies into U.S. dollars (reporting currency) is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders' equity.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using average exchange rates prevailing during the reporting periods. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

**e)   Revenue Recognition**

*i)   IT Services*

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and ebusiness consist of revenues earned from services performed either on a "time and material" basis or time bound fixed price engagements.

Revenues earned from services performed on a "time and material" basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated. Satyam recognizes revenue based on the completed-contract method where the work to complete cannot be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as "Unbilled revenue on contracts". Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading "Unearned and deferred revenue". Satyam provides its clients with one to three months warranty as post-sale support for its fixed price engagements. Costs associated with such services are accrued at the time the related revenues are recorded. Satyam has not provided for any warranty costs for the years ended March 31, 2001 and 2002 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

In accordance with EITF Topic D 103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred", Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of operations. Because these additional revenues are offset by the reimbursable expenses incurred, adoption of EITF Topic D-103 does not impact income/(loss) from operations or net income/(loss).

*ii)   Internet Services*

Revenues from corporate network services, which include providing e-commerce solutions, electronic data interchange and other network based services, are recognized upon actual usage of such services by customers and are based on either the time for which the network is used or the volume of data transferred, or both.

Revenues from web-site hosting are recognized ratably over the period for which the site is hosted. Revenue from development of internet networking solutions comprise income from time and material contracts and fixed price contracts. Revenues are recognized in accordance with the revenue recognition policy of IT Services.

Internet access is provided to customers either for unlimited hours or for a specified number of hours, which is to be utilized within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. Satyam recognizes revenue based on usage by the customer over the specified period. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Unlimited internet access and electronic mail access is sold to customers for a specified period of time over which the related revenue is recognized.

Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transaction is completed.

**f)   Cash and Cash Equivalents**

Satyam considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

g) **Inventory**

Inventories are generally stated at the lower of cost as determined using the first-in-first-out method (FIFO), and net realisable value.

h) **Premises, Equipment and Depreciation**

Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate.

Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year. The third party software expense amounted to US$836 thousand for the year ended March 31, 2002, US$ 725 thousand and US$ 92 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of operations. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

i) **Software Development Costs**

Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, *"Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed."* Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

Research and development expenses charged to income amounted to US$2,156 thousand for the year ended March 31, 2002, US$1,774 thousand and US$1,036 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

j) **Goodwill and Other Intangible Assets**

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31,2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management's estimate. Satyam has adopted SFAS 142 on April 1, 2002 and accordingly goodwill is tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

k) **Impairment of Long-lived Assets**

Satyam has adopted the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If an impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

**l)  Investments**

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, *"Accounting for Certain Investments in Debt and Equity Securities"*, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

**m)  Cost of Revenues and Selling, General and Administrative Expenses**

Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, research and development costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

**n)  Advertising Costs**

Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$1,008 thousand for the year ended March 31, 2002, US$1,889 thousand and US$910 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

**o)  Employee Benefits**

*i)    Provident Fund*

In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees' basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam's monthly contributions are charged to income in the period they are incurred.

*ii)    Gratuity Plan*

Satyam makes contributions to a defined benefit retirement plan (the "Gratuity Plan") covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and years of employment with Satyam.

Satyam provides for the Gratuity Plan on the basis of actuarial valuations. The entire Gratuity Plan of Satyam Computer Services is unfunded. Infoway makes annual contributions to a fund administered and managed by the Life Insurance Corporation of India ("LIC"). Under this scheme, the settlement obligation remains with Infoway, although the LIC administers the scheme and determines the contribution premium required to be paid by Infoway.

*iii)    Superannuation Plan*

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee's basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

*iv)* *Other Benefit Plans*

Satyam maintains a 401(k) retirement plan (the "401(k) Plan") covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan.

**p) Income Taxes**

In accordance with the provisions of SFAS 109, *"Accounting for Income Taxes"*, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period of change. Based on management's judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

**q) Earnings Per Share**

In accordance with the provisions of SFAS 128, *"Earnings Per Share"*, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the "treasury stock" method for options and warrants, except where the results will be anti-dilutive.

**r) Stock-Based Compensation**

Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, *"Accounting for Stock Issued to Employees"*, to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro forma disclosure provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation"*. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

**s) Recently Issued Accounting Pronouncements**

In April 2002, the Financial Accounting Standards Board ( FASB ) issued FASB Statement ( SFAS ) No. 145 Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, as well as SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 will be adopted during fiscal year 2003. We do not anticipate that adoption of this statement will have a material impact on our consolidated balance sheets or consolidated statements of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities (SFAS No. 146), SFAS No. 146 addresses significant issues regarding the recognition measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of SFAS No. 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. We are required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF No. 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF No. 94-3 prior to the adoption of SFAS No. 146. The effect-on-adoption of SFAS No. 146 will change on a prospective basis the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. We do not anticipate that the adoption of this statement will have a material impact on our consolidated balance sheet or statement of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. The company believes that the adoption of the consensus will not have a material impact on the company's revenue recognition policies.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others. The adoption of the Interpretation did not have a material impact on the Company's accounting or disclosure policies.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123*. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to account for its fixed plan stock options under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The disclosure provisions of SFAS 148 have been adopted by the Company for the quarter ended December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. The Company does not expect any impact upon adoption of this interpretation.

t) **Reclassifications**

Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period's presentation.

3. **Business Combinations**

a) **Acquisition of India World Communication by Infoway**

On November 29, 1999, Infoway entered into an agreement with the shareholders of IndiaWorld Communications Private Limited (IndiaWorld) to acquire 49,000 shares (equivalent to 24.5%) of IndiaWorld for a consideration of US$28,149 thousand. Infoway simultaneously made a non-refundable deposit of US$11,801 thousand towards the acquisition of the remaining shares of IndiaWorld for US$84,654 thousand in conjunction with a purchase Option Agreement, expiring on June 30, 2000, that gave control of IndiaWorld to Infoway over the option period. Accordingly, Infoway consolidated its accounts with IndiaWorld from December 1, 1999, and completed the acquisition of IndiaWorld on June 30, 2000 upon payment of US$48,244 thousand in cash and 268,500 equity shares for the balance amounting to US$24,609 thousand.

The transaction to purchase IndiaWorld was accounted for, as a two-step acquisition under the purchase method of accounting. The allocation of purchase price was almost entirely related to goodwill. Infoway recognized goodwill of US$40,048 thousand on the acquisition of 24.5% of IndiaWorld on November 29, 1999 equal to the excess of the consideration paid of US$39,950 thousand and the related expenses of US$141 thousand over the fair value of that portion of the net assets acquired. Upon completion of the acquisition of IndiaWorld on June 30, 2000, Infoway recognized additional goodwill of US$73,098 thousand equal to the excess of consideration of US$72,853 thousand paid in cash and equity shares of Infoway and other related expenses of US$422 thousand over the fair value of the net assets acquired at June 30, 2000.

**b)   Acquisition of IndiaPlaza.com by Infoway**

On July 13, 2000, Infoway entered into an agreement (the "Merger Agreement") to acquire all the outstanding equity shares of IndiaPlaza.com Inc., an internet company which through its website operates an online internet shopping mall. The consideration amounted to 455,192 ADS (113,798 shares) of which 340,192 ADS (85,048 shares) have been paid and 115,000 ADS (28,750 shares) were placed in escrow until January 1, 2002 to be adjusted for any breach of representations or covenants set forth in the merger agreement. Management had considered the release of the shares held in the escrow to be probable and had accordingly included them in the computation of the purchase price and net loss per share. The acquisition, which was consummated on December 15, 2000 upon completion of regulatory formalities, has been accounted for by the purchase method. The 115,000 ADS (28,750 shares) that were placed in escrow until January 1, 2002 have been subsequently released in January 2002.

Infoway recognized goodwill of US$9,510 thousand, equal to the excess of the consideration paid of US$7,921 thousand, being the fair value of 113,798 equity shares of Infoway over the fair value of the net assets acquired of US$(1,589) thousand.

**c)   Acquisition of Kheladi.com by Infoway**

On October 12, 2000, Infoway entered into an agreement to acquire a 100% stake in Kheladi.com (India) Private Limited ("Kheladi"), a sports portal promoted by sports personalities in India. Infoway's intention is to assimilate the strengths of Kheladi, including the network of sports personalities, into its portal, Khel.com. Infoway paid cash and issued an aggregate of 19,073 equity shares to the shareholders of Kheladi on July 20, 2001 of which 5,019 shares and 10,039 equity shares have been issued which are subject to a lock in until September 14, 2001 and September 14, 2002, respectively. Infoway paid US$1,108 thousand as consideration for the above acquisition and the acquisition has been accounted for using the purchase method.

The acquisition was consummated on July 20, 2001 upon issuance of shares and the completion of regulatory formalities. The cost of acquisition has been allocated primarily to employment contract-based intangible assets amounting to US$795 thousand and the excess of cost over fair value of assets acquired has been recognized as goodwill amounting to US$309 thousand. In accordance with the provisions of SFAS 142, the goodwill has not been amortized post acquisition.

The intangible assets relate to employment contracts with sports personalities, which are being amortized over the contract period of 60 months. The terms of the purchase also provide for contingent consideration of 3,089 equity shares based on the achievement of certain specified profitability and revenue targets. Infoway will record contingent payments as compensation for post-combination services to be expensed in the period in which the contingency is resolved.

**4.   Sale of shares by Infoway**

In the year March 31, 2002 and during the nine months ended December 31, 2002, Infoway issued new shares to third parties. After this, Satyam Computer Services' ownership reduced from 52.55% as of March 31, 2001 to 52.51 % as of March 31, 2002 and to 37.15% as of December 31, 2002 (unaudited).

During year ended March 31, 2002 Infoway issued 19,073 shares to the shareholders of Kheladi.com *(all of which are described in Note 3)* at amounts per share in excess of Satyam's average per share carrying value. With respect to these transactions, US$375 thousand, net of taxes, during the year ended March 31, 2002 arising from the change in interest has been recorded as additional paid in capital.

Infoway's shareholders approved the issue of shares to an affiliate of Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) in a pending financing transaction at the Extraordinary General Meeting held on December 9, 2002. On December 16, 2002, Softbank Asia Infrastructure Fund (SAIF) and VentureTech invested US$13 Million and US$3.5 Million respectively into Infoway. Infoway issued 7,558,140 shares to shareholders of SAIF and 2,034,884 shares to shareholders of VentureTech at amounts per share less than Satyam's average per share carrying value. VentureTech is obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of US$3.5 million, or US$1.72 per equity share, prior to May 1, 2003. With respect to this transaction, the resulting loss of US$1,181thousand, net of taxes, during the nine months ended December 31, 2002 (unaudited) arising from the change in interest has been recorded as additional paid in capital.

5. **TRW Inc.**

In June 2000, Satyam Computer Services signed a non-binding framework agreement to form a non-exclusive joint venture with TRW Inc. ("TRW") to be managed by Satyam Computer Services and to issue warrants for a consideration of US$5 million to TRW that are convertible into equity shares of Satyam Computer Services in the eighteenth month after issuance. The warrants were non-forfeitable as of the date of grant.

On August 22, 2000, Satyam Computer Services issued 63,896 warrants (each warrant exercisable to purchase five equity shares) to ESL Inc., an affiliate of TRW in exchange of Rs.71.6 (US$1.6) per share totaling to US$500 thousand in cash representing 10.0% of the total consideration to acquire the underlying equity shares in accordance with applicable Indian regulations. These warrants were convertible into 319,480 equity shares of Satyam Computer Services for Rs.644.4 (US$14.1) per share totaling US$4.5 million during the period from January 22, 2002 to February 21, 2002. The excess of the fair value of the warrants, as determined at the date of grant, over the consideration of warrants paid by ESL Inc., amounted to US$1,157 thousand. It is being amortized ratably over five years and three months i.e starting from the date of signing of the joint venture agreement (September 26, 2000) to December 31, 2005. The amortization is classified as a reduction of the revenues recognized under the agreements. However, if the amortization exceeds the amount of revenue recognized in any period, the excess amortization is recorded as an expense. The fair value of the warrants has been determined by reference to the prevailing market price of Satyam Computer Services equity shares on the Indian exchanges using the Black Scholes model and the following assumptions: volatility of 90.0% and a risk free interest rate of 10.672%. The amortization classified as a deduction of the revenues amounted to US$ 221 thousand for the year ended March 31, 2002, US$165 thousand and US$166 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

On September 26, 2000, the joint venture agreement was signed with equity participation in the ratio of 76:24 between Satyam Computer Services and TRW, respectively. After December 31, 2003, TRW has the option to require Satyam Computer Services to purchase its 24.0% interest ("put option"). The buyout price of TRW's interest in the joint venture depends on the aggregate amount of revenue, which TRW will provide to the joint venture from June 1, 2000 to December 31, 2005. If the amount of revenues outsourced by TRW to the joint venture by December 31, 2003 does not meet specified minimum levels, Satyam Computer Services has the right to buy out TRW's 24.0% interest in the joint venture for no consideration or lowest nominal consideration.

Satyam Computer Services views that the fair value of the put option is the amount that Satyam Computer Services would have to pay over and above the fair value of the 24.0% interest in the joint venture owned by TRW. Satyam Computer Services records the put option at fair value at each balance sheet date, with the initial fair value of the put option included as part of the consideration for its 76.0% interest in the joint venture. The difference between the fair values of the put option at each valuation date is charged to selling, general and administration expenses in the statement of operations. Based on the terms of the agreement the value of put option was US$12,495 thousand as of March 31, 2002, US$6,855thousand and US$19,842 thousand as of December 31, 2001 and 2002 (unaudited) respectively.

If TRW exercises its option to sell the shares to Satyam Computer Services after December 31, 2003, the purchase price of TRW's 24.0% stake will be determined by the higher of an independent valuation of the 24.0% interest and a formula based on the amount of revenues provided to the joint venture by TRW. Satyam Computer Services may, at its own discretion, use either cash or its equity shares valued at the then prevailing market price as consideration for TRW's stake. If Satyam Computer Services undergoes a change in control or bankruptcy, TRW may terminate the joint venture agreement on or before December 31, 2003 and require Satyam Computer Services to purchase its shares in the joint venture and all of Satyam Computer Services securities issued to TRW or its affiliates in connection with the joint venture agreement at a price equal to US$1 million plus the total consideration TRW has invested in the shares of the joint venture (but excluding the initial amount paid for its 24.0% interest) and Satyam Computer Services securities, net of any amount received by TRW for any sale of such shares or securities.

6.  **Sale of shares in Infoway to the Government of Singapore Investment Corporation Pte Ltd. ("GSIC")**

In May 2000, Satyam Computer Services entered into an agreement for sale of 347,200 equity shares of Infoway at a price of US$144 per share, representing 1.6% of Infoway's outstanding equity shares to the Government of Singapore Investment Corporation Pte Ltd. ("GSIC") for a consideration of US$50 million (before transaction costs). The transaction was consummated and proceeds were received in June 2000. GSIC had a put option to sell the shares back to Satyam Computer Services if Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001.

Infoway did not complete an initial public offering on a recognized stock exchange in India by September 2001 and the put option held by GSIC expired unexercised on October 15, 2001. Satyam Computer Services recognized gain of US$45,594 thousand on the sale of shares in Infoway to GSIC in the statement of operations for the year ended March 31, 2002.

7.  **Investments in Bank Deposits**

During the nine months ended December 31, 2002 (unaudited), Satyam Computer Services invested US$136,908 thousands in fixed rate bank deposits. The deposits are for a term of two years and they carry an average interest rate of 6.94%.

8.  **Premises, Equipment and Depreciation**

Premises and equipment at cost less accumulated depreciation consist of:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Freehold land | $   7,559 | $   7,266 | $   3,779 |
| Leasehold land | 1,666 | 269 | 1,694 |
| Premises | 18,220 | 18,432 | 8,797 |
| Computers including servers | 73,347 | 63,429 | 72,549 |
| System software | 11,640 | 14,890 | 6,102 |
| Office equipment | 68,929 | 73,372 | 39,478 |
| Furniture and fixtures | 25,780 | 24,561 | 25,214 |
| Vehicles | 2,968 | 2,986 | 3,435 |
| Leasehold improvements | 2,235 | 2,349 | — |
| Assets under construction | 10,859 | 13,941 | 7,842 |
| **Total** | **223,203** | **221,495** | **168,890** |
| Less: Accumulated depreciation | (99,696) | (94,732) | (96,359) |
| **Premises and equipment, net** | **$123,507** | **$126,763** | **$ 72,531** |

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

| | |
|---|---|
| Premises | 28 years |
| Computers including servers | 2-5 years |
| System Software | 3 years |
| Office equipment | 5 years |
| Furniture and fixtures | 5 years |
| Vehicles | 5 years |

During the nine months ended December 31, 2002 (unaudited), Infoway identified certain assets under the requirements of SFAS 144 whose carrying amounts are not recoverable. As a result of this review, the impairment was measured under the requirements of SFAS 144 and the Infoway recorded asset impairment charges totaling to US$ 2,406 thousand. These charges mainly include the write-off of assets under construction of US$1,800 thousand and write-off of systems software costs of US$600 thousand. Depreciation expense amounted to US$37,486 thousand for the year ended March 31, 2002, US$29,270 thousand and US$26,892 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

## 9. Goodwill

Goodwill consists of:

| | (US$ in thousands) | | |
|---|---|---|---|
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| **Goodwill** | | | |
| Acquisition of minority interest | $ 21,066 | $21,311 | $ 21,431 |
| Others | 830 | 380 | — |
| **Total** | **21,896** | **21,691** | **21,431** |
| Less: Accumulated amortization | (10,790) | (9,590) | (10,716) |
| **Goodwill, net** | **$ 11,106** | **$12,101** | **$ 10,715** |

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services. In the year ended March 31, 2002, Satyam recorded an impairment charge of US$81,115 thousand relating to goodwill acquired in the IndiaWorld, India Plaza and Eduempire acquisitions by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions.

Since the operations of those entities were completely integrated into the operations of Infoway. Satyam assessed the recoverability of goodwill arising out of the India World and India Plaza acquisitions at the enterprise level of Infoway. The impairment charge was calculated as the difference between the market value of Infoway and its net assets. The assessment was performed due to significant decline in Infoway's stock price for a sustained period, Infoway's market capitalization relative to its net book value, significant under performance relative to expected historical or projected future operating results, significant negative industry and economic trends and the overall decline in market conditions which indicate that this decline in the market value of Infoway's stock price is other-than temporary. The shortfall in the market capitalization had indicated an impairment of goodwill. Thus the entire carrying value of goodwill as at September 30, 2001, pertaining to India World of US$73,110 thousand, India Plaza of US$7,955 thousand and Eduempire of US$50 thousand had been charged to the statement of operations for the year ended March 31, 2002.

Effective April 1, 2002, Satyam adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires, among other things, the discontinuance of amortization related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the statement includes provisions upon adoption for the reclassification of certain existing recognized intangibles to goodwill, the identification of reporting units for the purpose of assessing potential future impairments of goodwill, the reassessment of the useful lives of existing recognized intangibles and the reclassification of certain intangibles out of previously reported goodwill.

Satyam is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances. As of December 31, 2002, no impairment of goodwill has been recognized. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Due to the adoption of SFAS 142, Satyam ceased amortizing goodwill. The effect of this accounting change is reflected prospectively. The following table presents the impact of SFAS 142 on net income/ (loss), net income/(loss) per share, and the related tax effect had the standard been in effect for the year ended March 31, 2002 and the nine months ended December 31, 2001:

| | (US$ in thousands except per share amounts) | |
| | Year ended March 31 2002 | Nine months ended December 31 2001 |
| --- | --- | --- |
| | | (unaudited) |
| Reported net income | $25,892 | $14,713 |
| Add: | | |
| Goodwill amortization | 16,997 | 15,681 |
| Amortization of excess of cost of investment over equity in net assets of associated companies | 3,639 | 3,470 |
| **Adjusted net income** | **$46,528** | **$33,864** |
| | | |
| Basic and diluted earnings per share | | |
| As reported | $ 0.08 | $ 0.05 |
| As adjusted | 0.15 | 0.11 |

10. **Other intangible assets**

Other intangible assets pertain to Infoway and are all amortizable. Their original estimated useful lives are as follows: Technical Know-how fees—3 to 5 years; Portals and web content—5 years; Employment contracts—5 years; Customer Contract and others—3 years.

The following tables present details of Satyam's total other intangible assets

| | (US$ in thousands) | | |
| | Gross | Accumulated amortization | Net |
| --- | --- | --- | --- |
| **As at March 31, 2002** | | | |
| Technical Know-how | $1,791 | $(310) | $1,481 |
| Portals and Web content | 1,999 | (544) | 1,455 |
| Employment contracts | 768 | (113) | 655 |
| **Total** | **$4,558** | **$(967)** | **$3,591** |
| **As at December 31, 2001 (unaudited)** | | | |
| Technical Know-how | $1,811 | $(191) | $1,620 |
| Portals and Web content | 2,158 | (333) | 1,825 |
| Employment contracts | 777 | (77) | 700 |
| **Total** | **$4,746** | **$(601)** | **$4,145** |

Amortization of other intangible assets amounted to US$720 thousand for the year ended March 31, 2002, US$371 thousand and US$1,195 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

## 11. Investments—AFS-Fair Value

Investments of Satyam consist of available-for-sale securities ("AFS") and other non-marketable securities.

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 | As of December 31 | |
| | 2002 | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| **Available-for-sale securities** | | | |
| Cost | $ 263 | $ 174 | $ 208 |
| Gross unrealized holding gains | 3 | 58 | — |
| Gross unrealized holding losses | (72) | (33) | — |
| **AFS—Fair Value** | **$ 194** | **$ 199** | **$ 208** |
| **Other investments, at cost** | **$3,229** | **$3,278** | **$3,129** |
| **Investments—Non current** | **$3,423** | **$3,477** | **$3,337** |

Aggregate proceeds from the sale of available-for-sale securities amounted to US$2,263 thousand (purchased during the year ended March 31, 2002 for US$2,263 thousand) for the year ended March 31, 2002, US$ Nil and US$ 2,179 thousand (purchased during the nine months ended December 31, 2002 (unaudited) for US$2,175 thousand) for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

## 12. Investment in associated companies

The carrying values of investments in various associated companies of Satyam are as follows:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 | As of December 31 | |
| | 2002 | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Satyam GE | $ 2,999 | $2,483 | — |
| Satyam Venture | 957 | 1,012 | $ 1,202 |
| CA Satyam | 486 | 474 | 804 |
| Refco-Sify | 2,456 | 1,802 | — |
| Placements.com | 13 | 50 | — |
| Cricinfo | 3,824 | 2,689 | — |
| Infoway | — | — | 28,189 |
| **Total** | **$10,735** | **$8,510** | **$30,195** |

## Satyam GE

In January 2002, Satyam Computer Services has initiated the process of transfer of its 50% shareholding in Satyam GE Software Services Private Limited ("Satyam GE") to GE Pacific (Mauritius) Limited, Mauritius ("GEPL") in accordance with the shareholders' agreement for a consideration of approximately US$4,000 thousand. The transfer was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. Satyam Computer Services continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence accounted for its 50% interest in Satyam GE using the equity method. During the nine months ended December 31, 2002 (unaudited) the necessary approvals were received and Satyam recorded a gain of US$894 thousand, the excess of sales consideration received over the carrying value as of June 30, 2002, as other income in the statement of operations.

**CA Satyam**

On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. ("CA") to form an equally held joint venture company CA Satyam ASP Private Limited. ("CA Satyam"). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001 at Mumbai, India. As per the agreement, both Satyam Computer Services and CA are to invest US$1,500 thousand each in the joint venture. As of December 31, 2002, Satyam Computer Services has invested US$1,000 thousand in CA Satyam ASP Private Limited. During the nine months ended December 31, 2002, Satyam Computer Services has advanced US$500 thousand as share application money.

**Refco-Sify**

Infoway holds 40% interest in Refco-Sify Securities India Private Limited ("Refco-Sify"). Refco-Sify is engaged in Internet based trading and research services. Infoway has accounted for its 40% interest in Refco-Sify by the equity method. During the year ended March 31, 2002 Refco-Sify issued additional shares to existing shareholders in proportion to their holdings. Infoway subscribed to its share of the issue for a consideration of US$925 thousand.

**Placements.com**

Infoway holds a 27% interest in Placements.com Limited ("Placements.com"). Placements.com is engaged in establishing and developing a portal on the internet for jobs and to carry on the business as a manpower recruitment agency. Infoway has accounted for its 27% interest in Placements.com by the equity method.

**Cricinfo**

On July 29, 2000, Infoway acquired 25% of the outstanding stock of Cricinfo Limited ("Cricinfo") a private Company incorporated in England and Wales, for US$37.5 million by issue of 2,204,720 ADS (represented by 551,180 equity shares of Infoway). Cricinfo operates Cricinfo.com, a website dedicated to the cricket sport. Infoway has accounted for its interest in Cricinfo by the equity method. The difference between the cost of the investment and the amount of underlying equity in net assets of Cricinfo resulted in goodwill of US$33,479 thousand.

Satyam evaluates the recoverability of goodwill relating to the investment in associated companies as current events or circumstances warrant to determine whether adjustments are needed to their carrying values. In the year ended March 31, 2002, Satyam recorded a impairment charge of US$21,399 thousand relating to goodwill on the Cricinfo acquisition by Infoway as a result of an ongoing impairment assessment of goodwill recorded in connection with various acquisitions. The main factors in the valuation of the Cricinfo acquisition were share in revenues for Infoway, leadership and synergistic benefits accruing to Infoway and enterprise value of Cricinfo. Infoway had made a revenue growth assumption for Cricinfo at the time of acquisition. Due to the change in market realities, management believes those revenue growth estimates would require significant downward revision. The anticipated leadership and synergistic benefits have also largely not realized. The current fair value of Cricinfo as an independent entity is negligible due to its mounting cash losses coupled with the adverse current market conditions. The impairment was based on discounted cash flow method considering historical results adjusted to reflect managements best estimate of future market and operating conditions. Management believed that the carrying value of goodwill, which forms part of the investment in Cricinfo is impaired. It also believed that considering the current industry scenario and lack of investor confidence, the impairment was other-than temporary. Hence, out of the carrying value of goodwill as at September 30, 2001 of US$24,458 thousand, US$21,399 thousand had been charged to the statement of operations for the year ended March 31, 2002. The management believed that balance goodwill of US$3,059 thousand is attributable to the future discounted cash flows from Infoway's share in revenue.

On October 5, 2001, Infoway entered into an agreement to subscribe for unsecured convertible loan notes (loan notes) to be issued by Cricinfo in an aggregate amount of up to GBP 1,600 thousands to meet Cricinfo's short-medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004. The subscription would be in tranches of such amounts and on such dates as would be agreed to in writing from time to time by Infoway and Cricinfo. The terms of the loan note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition, Infoway shall be entitled at any time on giving 5 days notice to Cricinfo, to convert the principal amount of the loan notes into equity shares in Cricinfo based on a predetermined conversion formula. Infoway will not be obligated to subscribe for loan notes if it is satisfied that Cricinfo has not met certain agreed performance measures. Infoway has assessed the carrying amount of goodwill of the affiliate in accordance with APB 18 and its accounting policies and impaired US$ 1,761 thousand during the nine months ended December 31, 2002 The above agreement for loan notes does not give Infoway a majority voting interest or a controlling financial interest over the period of the loan notes. Further, Infoway has no current intention of converting the loans to equity. Therefore, Infoway's investment in Cricinfo continues to be accounted for as an equity investment.

**Infoway**

During the nine months ended December 31, 2002 (unaudited), due to the sale of new shares by Infoway to Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech), Satyam Computer Services' ownership interest in Infoway reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Infoway under the equity method of accounting, primarily due to lack of controlling interest in Infoway. Infoway has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003. In addition, Satyam Computer Services will have no future obligation to fund additional operating or financing requirements of Infoway.

The summarized financial information as to assets, liabilities and results of operations of Infoway is presented below:

|  | (US$ in thousands) |
| --- | --- |
|  | **As at December 31, 2002 (unaudited)** |
| **Balance sheet** |  |
| Current assets | $ 34,355 |
| Non-current assets | 45,470 |
| Current liabilities | (15,502) |
| Net current asset/(liability) | 18,853 |
| Stockholders equity | (63,085) |

|  | **Nine Months ended December 31,2002 (unaudited)** |
| --- | --- |
| **Statement of operations** |  |
| Revenues | $ 28,911 |
| Gross profit | 9,191 |
| Net loss | (24,634) |

*The US$ numbers in the above tables have been translated using the closing exchange rate as of December 31, 2002 1US$= Rs48.00*

Satyam Computer Services' equity in the losses of Infoway for the period December 10, 2002 to December 31, 2002 was US$510 thousands.

**13. Borrowings**

**Short-term debts**

Short-term debts amounted to US$1,764 thousand as of March 31, 2002, US$1,089 thousand and US$ Nil as of December 31, 2001 and 2002 (unaudited) respectively. The weighted-average interest rate on these borrowings was 9.14% for the fiscal ended March 31, 2002, 9.5% and 5.74% for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

**Long-term debts**

Long-term debts outstanding comprise of:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 | As of December 31 | |
| | 2002 | 2001 (unaudited) | 2002 (unaudited) |
| Secured debts, representing obligation principally to banks and financial institutions | | | |
| —Rupee loans of Satyam Associate Trust, maturing serially through fiscal 2004—13.0% to 14.25% | $ 4,155 | $ 4,592 | $ 3,009 |
| Hire Purchase Loans | 1,344 | 1,510 | 1,468 |
| **Total Debt** | 5,499 | 6,102 | 4,477 |
| Less: Current portion of long-term debts | (2,787) | (2,804) | (3,180) |
| **Long-term debts, net of current portion** | **$ 2,712** | **$ 3,298** | **$ 1,297** |

*MLR = Minimum lending rate prevailing in India (as of March 31, 2002—12.50% and as of December 31, 2002—12.50%)*

Rupee loans are secured by equity shares of Satyam Computer Services held by the Satyam Associate Trust.

Aggregate maturities of long-term debts subsequent to December 31, 2002, are US$3,180 thousand in fiscal 2003, US$1,106 thousand in fiscal 2004 and US$191 thousand in fiscal 2005.

**Unused lines of credit**

Unused lines of credit comprise of:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Cash credit and short term debts | $ 7,168 | $ 7,251 | $ 7,292 |
| Non-fund facilities | 4,820 | 5,243 | 4,934 |
| **Total Unused lines of credits** | **$11,988** | **$12,494** | **$12,226** |

**14. Fair Value of Financial Instruments**

The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates as of March 31, 2002 was US$5,520 thousand and as of December 31, 2001 and 2002 (unaudited) was US$6,119 thousand and US$4,506 thousand as compared to the carrying amounts of US$5,499 thousand, US$6,102 thousand and US$4,477 thousand.

## 15. Employee Benefits

### The Gratuity Plan

The following table sets forth the funded status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam's consolidated balance sheet.

| | | (US$ in thousands) | |
|---|---|---|---|
| | **Year ended March 31 2002** | **Nine months ended December 31** | |
| | | **2001** | **2002** |
| | | (unaudited) | (unaudited) |
| **Change in projected benefit obligation** | | | |
| Projected benefit obligation at beginning of the year | $ 1,179 | $ 1,179 | $ 1,536 |
| Service cost | 609 | 439 | 460 |
| Interest cost | 124 | 95 | 115 |
| Actuarial loss (gain) | (41) | 204 | (31) |
| Benefits paid | (12) | (2) | (8) |
| Effect of exchange rate changes | (63) | (50) | 32 |
| **Projected benefit obligation at end of the year** | **1,796** | **1,865** | **2,104** |
| **Change in plan assets** | | | |
| Fair value of plan assets at beginning of the year | 39 | 39 | — |
| Actual return on plan assets | 6 | 3 | — |
| Employer contribution | 46 | 12 | 12 |
| Benefits paid from plan assets | (19) | (12) | (12) |
| **Fair value of plan assets at end of the year** | **72** | **42** | **—** |
| **Funded status of the plans** | **(1,724)** | **(1,823)** | **(2,104)** |
| Unrecognized transition obligation | 22 | 25 | 8 |
| Unrecognized net actuarial loss (gain) | 211 | 445 | 181 |
| Amount recognized during the year | (11) | — | (8) |
| **Accrued benefit cost** | **$(1,502)** | **$(1,353)** | **$(1,923)** |
| **The components of net gratuity costs are reflected below:** | | | |
| Service cost | $ 609 | $ 439 | $ 460 |
| Interest cost | 124 | 95 | 115 |
| Expected returns on plan assets | 5 | (4) | — |
| Amortization | 11 | 8 | 8 |
| Amount recognized during the year | 11 | — | 8 |
| **Net gratuity costs** | **$ 760** | **$ 538** | **$ 591** |
| **Principal actuarial assumptions:** | | | |
| Discount rate | 10.0% | 11.0% | 10.0% |
| Long-term rate of compensation increase | 9.0% | 10.0% | 9.0% |
| Long-term rate of return on plan assets | 9.0% | 11.0% | 9.0% |

### Provident Fund

Satyam's contribution towards the Provident Fund amounted to US$2,201 thousand for the year ended March 31, 2002, US$1,083 thousand and US$1,943 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

### Superannuation Plan

Satyam Computer Services contribution towards the Superannuation Plan maintained by LIC amounted to US$35 thousand for the year ended March 31, 2002, US$ Nil and US$22 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

**401(k) Plan**

Satyam's matching contribution under 401(k) Plan amounted to US$345 thousand for the year ended March 31, 2002, US$238 thousand and US$402 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

**16. Income Taxes**

The provision for income taxes consists of:

| | | (US$ in thousands) | |
| --- | --- | --- | --- |
| | **Year ended March 31 2002** | **Nine months ended December 31** | |
| | | **2001** | **2002** |
| | | **(unaudited)** | **(unaudited)** |
| **Foreign taxes** | | | |
| Current | $ 4,596 | $ 3,445 | $ 5,449 |
| Deferred | (3,709) | (587) | 871 |
| Domestic taxes | | | |
| Current | 2,627 | 1,134 | 2,020 |
| Deferred | 13,720 | 10,724 | (1,719) |
| **Aggregate taxes** | **$17,234** | **$14,716** | **$ 6,621** |

A reconciliation between the provision for income taxes to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

| | | (US$ in thousands) | |
| --- | --- | --- | --- |
| | **Year ended March 31 2002** | **Nine months ended December 31** | |
| | | **2001** | **2002** |
| | | **(unaudited)** | **(unaudited)** |
| **Net income/(loss) before taxes** | **$ (4,879)** | **$(13,947)** | **$ 42,462** |
| Enacted tax rates in India | 35.7% | 35.70% | 36.75% |
| **Computed tax expense/(benefit)** | **$ (1,742)** | **$ (4,979)** | **$ 15,603** |
| Tax effect due to non-taxable export income | (37,688) | (28,882) | (24,247) |
| Difference arising from different tax rate in other tax jurisdictions | 1,119 | 970 | 1,768 |
| Difference arising from different tax rate on gain on sale of investments | (5,839) | (5,839) | 48 |
| Stock compensation (non-deductible) | 3,854 | 3,215 | 1,195 |
| Goodwill (non-deductible) | 35,026 | 34,556 | — |
| Permanent Differences | (5,859) | 2,629 | — |
| Changes in valuation allowance, including losses of subsidiaries | 23,775 | 9,770 | 9,485 |
| Effect of tax rate change | (246) | 1,420 | (9) |
| Others | 3,888 | 1,856 | 2,765 |
| **Income taxes** | **16,288** | **14,716** | **6,608** |
| Tax for earlier years | **946** | **—** | **13** |
| **Income taxes recognized in the statement of operations** | **$ 17,234** | **$ 14,716** | **$ 6,621** |

The current provisions for income taxes, net of payments, were US$6,770 thousand as of March 31, 2002, US$6,430 thousand and US$11,411 thousand as of December 31, 2001 and 2002 (unaudited) respectively. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a deduction from payment of Indian corporate taxes to the extent of 90% of the profits derived from export of software from software development facilities designated as "Software Technology Parks" ("STP units") upto 2010; and (ii) a tax deduction of 50% of profits from exporting computer software progressively reduced to Nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer

Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

| | (US$ in thousands) | | |
|---|---|---|---|
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| **Deferred tax assets:** | | | |
| **Operating loss carryforwards** | **$ 35,139** | **$ 33,658** | **$ 15,083** |
| Provision for accounts receivable, advances and investments | 13,430 | 1,346 | 2,508 |
| Premises and equipment | 2,666 | 18 | 697 |
| Others | 3,071 | 3,704 | 2,925 |
| **Gross deferred tax assets** | **54,306** | **38,726** | **21,213** |
| Less: Valuation allowance | (49,515) | (35,730) | (15,083) |
| **Total deferred tax assets** | **4,791** | **2,996** | **6,130** |
| **Deferred tax liabilities:** | | | |
| Premises and equipment | (3,081) | | (2,448) |
| Provision for accounts receivable and advances | (1,165) | (2,739) | (1,300) |
| Investments in associated companies and gain on dilution of interest in a subsidiary | (33,358) | (33,648) | (34,933) |
| Others | (243) | (79) | — |
| **Total deferred tax liabilities** | **(37,847)** | **(36,466)** | **(38,681)** |
| **Net deferred tax liabilities** | **$(33,056)** | **$(33,470)** | **$(32,551)** |

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$36,552 thousand as of March 31, 2002, US$ 37,407 thousand and US$36,842 thousand as of December 31, 2001 and 2002 (unaudited) respectively.

Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a deduction from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carryforwards for tax purposes of Satyam Computer Services and its consolidated subsidiaries amount to approximately US$35,139 thousand as of March 31, 2002, US$33,658 thousand and US$15,083 thousand as of December 31, 2001 and 2002 (unaudited) respectively and are available as an offset against future taxable income of such entities. These carryforwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. A valuation allowance is established attributable to deferred tax assets and loss carryforwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

| | (US$ in thousands) | | |
|---|---|---|---|
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Current assets—deferred income taxes | $ 3,151 | $ 2,996 | $ 3,567 |
| Non-current assets—other assets* | 1,640 | — | 2,563 |
| Current liabilities—accrued expenses and other liabilities* | (1,165) | — | (1,300) |
| Long-term liabilities—Deferred income taxes | (36,682) | (36,466) | (37,381) |
| **Net deferred tax liabilities** | **$(33,056)** | **$(33,470)** | **$(32,551)** |

* —*Included in "other assets" and "accrued expenses and other liabilities" respectively.*

### 17. Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested or unexercised shares held by the SC-Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 1,924,890, 2,323,860 and 1,148,930 as at March 31, 2002, December 31, 2001 and 2002 (unaudited) respectively. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the "treasury stock" method.

In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,558,930, 1,519,610 and 1,355,740 as of March 31, 2002, December 31, 2001 and 2002 (unaudited) respectively.

The components of basic and diluted earnings per share were as follows:

|  | (US$ in thousands except share data) | | |
|---|---|---|---|
|  | **Year ended March 31 2002** | **Nine months ended December 31** | |
|  |  | **2001** | **2002** |
|  |  | (unaudited) | (unaudited) |
| **Net income** | **$ 25,892** | **$ 14,713** | **$ 44,481** |
| Average outstanding shares (in thousands)* | 305,751 | 304,054 | 311,684 |
| Dilutive effect of: |  |  |  |
| Associate Stock Options | 1,362 | 1,032 | 6,819 |
| **Share and share equivalents (in thousands)*** | **307,113** | **305,086** | **318,503** |
| **Earnings per share** |  |  |  |
| Basic and diluted | $ 0.08 | $ 0.05 | $ 0.14 |

\* —on an adjusted basis

### 18. Stock-based Compensation Plans

**Stock-based compensation plan of Satyam Computer Services**

*History of the plan*

*ASOP plan*

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the "ASOP"). Satyam Computer Services subsequently established a controlled associate welfare trust called the Satyam Associate Trust (the "SC-Trust"), to administer the ASOP and issued warrants to purchase 13,000,000 shares of Satyam Computer Services. In turn, the SC-Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for the issuance to the SC-Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate's length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants.

In order to ensure all its associates received the benefits of the Satyam Computer Services stock split in December 1999, the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the split using the proceeds obtained from bank loans amounting to US$13,226 thousand. Prior to August 31, 1999, the exercise price of the remaining SC-Trust warrants was Rupees ("Rs.") 450 per warrant. Subsequent to August 31, 1999, each warrant entitles the holder to purchase ten shares (adjusted for stock splits) of Satyam Computer Services at a price of Rs.450 per warrant plus an interest component, associated with the loan which the SC-Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. This stock bonus had been treated as an equity restructuring and correspondingly no additional compensation cost had been recognized as a result of the conversion of warrants held by the SC-Trust.

*ASOP B plan*

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the "ASOP B") and reserved warrants for 13,000,000 equity shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20.0% in second year, 30.0% in the third year and 50.0% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. No equity shares have been issued by Satyam Computer Services to the SC-Trust as under the ASOP plan B as was issued under ASOP A.

*ASOP ADS plan*

In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the 'ASOP (ADS)') to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS) . These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS). No equity shares underlying the ADS (options) have been issued by Satyam Computer Services to the SC-Trust similar to ASOP B plan.

*Warrant grants*

During the year ended March 31, 2002, the SC-Trust issued immediately vesting warrants for 702,010 (net of 60,000 forfeited) shares and warrants for 80,050 (net of 49,620 forfeited) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,438,118 (net of 598,564 forfeited) shares to the associates and warrants for 1,169,425 ADS representing 2,338,850 equity shares to associates under the ASOP(ADS) plan.

During the nine months ended December 31, 2001 (unaudited), the Trust issued immediately vesting warrants for 111,450 (net of 60,000 forfeited) shares and warrants for 84,870 (net of 487,110 forfeited) shares with longer vesting period to the associates under the ASOP plan. Further, Satyam Computer Services issued a) warrants for 4,046,070 (net of 521,386 forfeited) shares to associates under ASOP B and b) warrants for 1,169,425 ADSs representing 2,338,850equity shares to associates under ASOP(ADS).

During the nine months ended December 31, 2002 (unaudited), the SC-Trust issued immediately vesting warrants for 266,450 (net of 27,950 forfeited) shares and warrants for 75,000 shares with longer vesting period to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 615,295 (net of 468,558 forfeited) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 82,000 (net of 64,700 forfeited).

Changes in number of shares representing stock options outstanding for each of the plans were as follows:

| | Year ended March 31 2002 | | Nine months ended December 31 | | | |
| | | | 2001 (unaudited) | | 2002 (unaudited) | |
| **ASOP Plan** | Number of shares | Weighted Average Exercise Price | Number of shares | Weighted Average Exercise Price | Number of shares | Weighted Average Exercise Price |
|---|---|---|---|---|---|---|
| **Balance at the beginning of the year** | 9,454,140 | $1.24 | 9,454,140 | $1.24 | 1,924,890 | $1.28 |
| Granted | 891,680 | $1.29 | 743,430 | $1.30 | 369,400 | $1.46 |
| Exercised | (7,686,250) | $1.17 | (7,326,600) | $1.18 | (979,150) | $1.38 |
| Cancelled | (109,620) | $1.40 | (50,200) | $1.40 | (27,950) | $1.63 |
| Lapsed | (625,060) | $1.28 | (496,910) | $1.29 | (138,260) | $1.26 |
| **Balance at the end of the year** | 1,924,890 | $1.28 | 2,323,860 | $1.11 | 1,148,930 | $1.28 |

| | Year ended March 31 2002 | | Nine months ended December 31 | | | |
| | | | 2001 (unaudited) | | 2002 (unaudited) | |
| **ASOP-B Plan** | Number of shares | Weighted Average Exercise Price | Number of shares | Weighted Average Exercise Price | Number of shares | Weighted Average Exercise Price |
|---|---|---|---|---|---|---|
| **Balance at the beginning of the year** | 5,759,209 | $7.17 | 5,759,209 | $7.17 | 10,197,328 | $5.60 |
| Granted | 5,036,682 | $4.41 | 4,567,456 | $4.34 | 1,083,853 | $5.02 |
| Exercised | — | — | | | (2,000) | $3.60 |
| Cancelled | (598,563) | $7.87 | (521,386) | $8.00 | (468,559) | $6.91 |
| Lapsed | — | — | — | — | — | — |
| **Balance at the end of the year** | 10,197,328 | $5.60 | 9,805,279 | $5.68 | 10,810,622 | $5.58 |

| | Year ended March 31 2002 | | Nine months ended December 31 | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | 2001 (unaudited) | | 2002 (unaudited) | |
| **ASOP-ADS Plan** | Number of shares | Weighted Average Exercise Price | Number of shares | Weighted Average Exercise Price | Number of shares | Weighted Average Exercise Price |
| **Balance at the beginning of the year** | — | — | — | — | **2,338,850** | **$4.97** |
| Granted | 2,338,850 | $4.97 | 2,338,850 | $4.97 | 146,700 | $5.27 |
| Exercised | — | — | — | — | — | — |
| Cancelled | — | — | — | — | (64,700) | $4.90 |
| Lapsed | — | — | — | — | | |
| **Balance at the end of the year** | **2,338,850** | **$4.97** | **2,338,850** | **$4.97** | **2,420,850** | **$5.01** |

Information about number of shares representing stock options outstanding:

| | | Outstanding | | | Exercisable | |
| --- | --- | --- | --- | --- | --- | --- |
| **Period** | Range of Exercise Price (per share) | Weighted Average Exercise Price (per share) | Weighted Average remaining contractual Life | Number of shares arising out of options | Weighted Average Exercise Price (per share) | Number of shares arising out of options |
| March 31, 2002 | Rs.45.0- US$0.94- Rs.278.8 US$5.81 | Rs.239.86 US$5.00 | 1.63 years | 14,461,068 | Rs.57.23 US$1.19 | 762,010 |
| December 31, 2001 (unaudited) | Rs.45.0- US$0.94- Rs.655.61 US$13.66 | Rs.233.29 US$4.86 | 4.76 years | 14,467,989 | Rs.49.69 US$1.04 | 171,450 |
| December 31, 2002 (unaudited) | Rs.45.0- US$0.94- Rs.282.17 US$5.88 | Rs.246.82 US$5.14 | 1.36 years | 14,380,402 | Rs.71.39 US$1.49 | 294,400 |

*The US$ numbers in the above tables have been translated using the closing exchange rate as of December 31, 2002 1US$= Rs48.00*

**Deferred stock-based compensation**

Satyam Computer Services recognized deferred stock based compensation of US$1,203 thousand for the year ended March 31, 2002, US$1,169 thousand and US$793 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively. Satyam Computer Services amortized and charged to income US$10,479 thousand for the year ended March 31,2002, US$8,478 thousand and US$2,109 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

Pursuant to APB 25, deferred stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the fair value of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a straight-line basis over the vesting period of the related warrants. The weighted-average grant-date implicit value of options granted during the year 2002 was US$4.21 and US$4.20 and US$5.14 during nine months ended December 31, 2001 and 2002 (unaudited) respectively.

**Stock-based compensation plan of Infoway**

In fiscal 1999, Infoway established the Employee Stock Offer Plan ('ESOP'), which provides for the issuance of 825,000 warrants to eligible employees. The warrants were issued to an employee welfare trust (the 'Trust') at Re 1 each on September 28, 1999. The Trust holds the warrants and transfers them to eligible employees over a period of three years. The warrants, which are to be transferred to eligible employees at Re 1 each, entitles the holder to purchase one equity share at an exercise price determined by the Compensation Committee. The warrants and the equity shares received upon the exercise of warrants are subject to progressive vesting over a three-year period from the date of issue of warrants to employees. Deferred compensation is recorded in the event that the exercise price of the warrant is determined to be less than the fair market value of the underlying shares on the date of the grant. Deferred compensation is amortized over the vesting period of the warrants. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by Infoway.

Infoway recognized deferred stock based compensation of US$1,485 thousand for the year ended March 31, 2002 and US$595 thousand for nine months ended December 31, 2001 (unaudited). Infoway amortized and charged to income US$315 thousand for the year ended March 31, 2002, US$527 thousand and US$1,141 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

Stock options outstanding are as follows:

|  | Year ended March 31, 2002 | | Nine months ended December 31, 2001 (unaudited) | |
| --- | --- | --- | --- | --- |
|  | Number of shares | Weighted Average Exercise Price | Number of shares | Weighted Average Exercise Price |
| **Balance at the beginning of the year** | **565,020** | **$53.68** | **565,020** | **$55.34** |
| Granted | 276,360 | 3.56 | 274,860 | 3.60 |
| Exercised | — | — | — | — |
| Cancelled | (257,540) | 51.28 | (126,480) | 56.04 |
| Lapsed | — | — | — | — |
| **Balance at the end of the year** | **583,840** | **$48.84** | **713,400** | **$34.45** |

Information about stock options outstanding:

|  |  |  | Outstanding | | | Exercisable | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Period | Range of Exercise Price (per share) | | Weighted Average Exercise Price (per share) | Weighted Average remaining contractual Life | Number of shares arising out of options | Weighted Average Exercise Price (per share) | Number of shares arising out of options |
| March 31, 2002 | Rs.169.0- Rs376.0 | US$3.52- US$7.83 | Rs205.0 US$4.27 | 2.22 years | 322,380 | Rs338.0 US$7.04 | 31,650 |
|  | Rs.724.0- Rs973.0 | US$15.08- US$20.27 | Rs916.0 US$19.08 | 1.09 years | 61,120 | Rs946.0 US$19.71 | 21,620 |
|  | Rs.1,879.0- Rs3,809.0 | US$39.15- US$79.35 | Rs3,303.0 US$68.81 | 1.16 years | 166,820 | Rs3,312.0 US$69.0 | 32,603 |
|  | Rs.5,892.0- Rs8,603.0 | US$122.75- US$179.23 | Rs6,304.0 US$131.33 | 0.85 years | 33,520 | Rs6,304.0 US$131.33 | 16,760 |

*The US$ numbers in the above table have been translated using the closing exchange rate as at December 31, 2002 1 US$ = Rs.48.00*

**Stock-based compensation plan of VisionCompass Inc.**

In October 1999, VisionCompass Inc. ("VCI") Board of Directors adopted the 1999 Stock Option Plan (the "VCI-Plan"), which provides for the issuance of Incentive Stock Options (ISOs) and nonqualified options to eligible individuals responsible for the management, growth and financial success of VCI. As of March 31, 2000, 25,000,000 shares were reserved for issuance under the VCI-Plan. The option price is determined by the Board of Directors at the time the option is granted, and, in the case of ISO's, in no event is less than the fair market value of the VCI's shares at the date of grant, as determined by the Board. The shares acquired through the exercise of options carries certain restrictions, as specified in the VCI-Plan. Options generally vest over a four-year period and expire ten years from the date of grant.

During the year ended March 31, 2002, no stock options were granted or exercised and 849,400 options were forfeited. As of March 31, 2002, 17,500 outstanding options are exercisable, and the outstanding options have a weighted-average remaining contractual life of 8.53 years.

During nine months ended December 31, 2001 (unaudited), no stock options were granted or exercised and 207,975 options were forfeited. As of December 31, 2001 (unaudited), 83,000 outstanding options are exercisable, and the outstanding options have a weighted average remaining contractual life of 8.78 years.

During the nine months ended December 31, 2002, no stock options were granted or exercised and no options were forfeited. As of December 31, 2002 (unaudited), 17,500 outstanding options are exercisable, and the outstanding options have a weighted-average remaining contractual life of 7.78 years.

**Additional Disclosure**

Had compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam's net income/(loss) and earnings/(loss) per share would have been as follows for the year ended March 31, 2002, and for the nine months ended December 31, 2001 and 2002 (unaudited) respectively.

| | (US$ in thousands except per share data) | | |
| --- | --- | --- | --- |
| | Year ended March 31 2002 | Nine months ended December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Net Income (loss) | | | |
| —As reported | $25,892 | $14,713 | $44,481 |
| —Pro forma | (276) | 2,869 | 29,249 |
| Earnings (loss) Per Share: | | | |
| Basic and diluted | | | |
| —As reported | $ 0.08 | $ 0.05 | $ 0.14 |
| —Pro forma | (0.01) | 0.01 | 0.09 |

*Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.*

The fair value of Satyam Computer Services' stock options used to compute pro forma net income/(loss) and earnings/(loss) per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following assumptions were used:

| | Year ended March 31 2002 | Nine months ended December 31 | |
| --- | --- | --- | --- |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Dividend yield | 0.52% | 0.51% | 0.52% |
| Expected volatility | 75.00% | 75.34% | 69.61% |
| Risk-free interest rate | 10.32% | 9.83% | 10.73% |
| Expected term | 3.4 | 2.5 | 3.22 |

**19. Segmental Reporting**

Satyam has adopted SFAS 131, *"Disclosures about Segments of an Enterprise and Related Information"* which requires disclosure of financial and descriptive information about Satyam's reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Satyam's reportable operating segments consist of the following three business groups:

- *IT services,* providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services' eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

- *Internet Services,* providing consumer Internet access services, including dial-up Internet access, e-mail and web page hosting services. Infoway's corporate network and technology services include dial-up and dedicated Internet access, private network services, business-to-business electronic commerce and website development and hosting services. Infoway also operates an on-line portal, Sify.com (formerly satyamonline.com), and related content sites specifically tailored to Indian interests worldwide for news, personal finance, movies, music and automobiles.

- *Software Products,* product development and creation of propriety software.

Satyam's operating segment information for the year ended March 31, 2002, and nine months ended December 31, 2001 and 2002 (unaudited) were as follows:

**Business Segments**

| | | (US$ in thousands) | | | |
| | IT Services | Internet Services | Software Products | Elimination | Consolidated totals |
|---|---|---|---|---|---|
| **For the year ended March 31, 2002** | | | | | |
| Revenue—External customers ..................... | $377,321 | $ 36,585 | $ 585 | — | $414,491 |
| Revenue—Inter-segment .......................... | 618 | 2,806 | 284 | (3,708) | — |
| **Total Revenues** .................................... | **$377,939** | **$ 39,391** | **$ 869** | **$ (3,708)** | **$414,491** |
| Operating income/(loss) .......................... | $ 68,030 | $(128,913) | $(2,630) | — | $ (63,513) |
| Equity in earnings/(losses) of associated companies, net of taxes ................................... | 1,364 | (26,765) | — | — | (25,401) |
| Net income/(loss) ................................. | 109,230 | (80,708) | (2,630) | — | 25,892 |
| Segment assets .................................... | 463,934 | 83,047 | 754 | (32,233) | 515,502 |
| Depreciation, amortization and impairment of goodwill and other intangible assets .............. | 29,319 | 106,614 | 385 | — | 136,318 |
| Capital expenditures for long-lived assets ........... | 30,265 | 400 | (1,001) | — | 29,664 |
| **For nine months ended December 31, 2001 (unaudited)** | | | | | |
| Revenue—External customers ..................... | 278,132 | 28,367 | 353 | — | 306,852 |
| Revenue—Inter-segment .......................... | 416 | 2,745 | 213 | (3,374) | — |
| **Total Revenues** .................................... | **$278,548** | **$ 31,112** | **$ 566** | **$ (3,374)** | **$306,852** |
| Operating income/(loss) .......................... | $ 54,513 | $(119,151) | $(2,621) | — | $ (67,259) |
| Equity in earnings/(losses) of associated companies, net of taxes ................................... | 986 | (26,100) | — | — | (25,114) |
| Net income/(loss) ................................. | 92,739 | (75,405) | (2,621) | — | 14,713 |
| Segment assets .................................... | 436,163 | 96,688 | 1,616 | (31,085) | 503,382 |
| Depreciation, amortization and impairment of goodwill and other intangible assets .............. | 21,003 | 105,089 | 345 | — | 126,437 |
| Capital expenditures for long-lived assets ........... | 18,747 | 3,751 | 3 | — | 22,501 |
| **For nine months ended December 31, 2002 (unaudited)*** | | | | | |
| Revenue—External customers ..................... | 317,104 | 25,715 | 592 | — | 343,411 |
| Revenue—Inter-segment .......................... | 43 | 270 | 253 | (566) | — |
| **Total Revenues** .................................... | **$317,147** | **$ 25,985** | **$ 845** | **$ (566)** | **$343,411** |
| Operating income/(loss) .......................... | 64,184 | (21,697) | 179 | — | 42,666 |
| Equity in earnings/(losses) of associated companies, net of taxes ................................... | 395 | (2,841) | — | — | (2,446) |
| Net income/(loss) ................................. | 56,813 | (12,512) | 180 | — | 44,481 |
| Segment assets .................................... | 567,654 | — | 781 | (30,080) | 538,355 |
| Depreciation, amortization and impairment of goodwill and other intangible assets .............. | 19,525 | 10,900 | 68 | — | 30,493 |
| Capital expenditures for long-lived assets ........... | 4,374 | — | 1 | — | 4,375 |

*The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.*

* *The Internet Services segment contains the financial information of Infoway upto December 9, 2002 (Refer note no. 12).*

**Geographic Information**

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

| | (US$ in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | **Year ended March 31, 2002** | | **Nine months ended December 31, 2001 (unaudited)** | | **Nine months ended December 31, 2002 (unaudited)** | |
| | Revenues from external customers | Long-lived assets | Revenues from external customers | Long-lived assets | Revenues from external customers | Long-lived assets |
| North America | $298,458 | $ 4,280 | $220,199 | $ 12,061 | $245,870 | $ 4,011 |
| Europe | 39,202 | 657 | 28,671 | 205 | 40,300 | 643 |
| India | 32,089 | 132,428 | 24,369 | 129,964 | 26,708 | 77,739 |
| Japan | 9,152 | 348 | 6,263 | 394 | 7,313 | 388 |
| Rest of the World | 35,590 | 491 | 27,350 | 385 | 23,220 | 465 |
| Total | $414,491 | $138,204 | $306,852 | $143,009 | $343,411 | $83,246 |

*The long-lived assets in the above table represent premises and equipment and intangible assets of each segment. Transfers between reportable business or geographic segments are made either at cost or at arms-length prices.*

**20. Concentration of Credit Risk**

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. During the year ended March 31, 2002, revenues generated from the top two customers accounted for 18.26% and 6.93% of the total revenues, respectively. During the nine months ended December 31, 2001 (unaudited), revenues generated from the top two customers accounted 18.10% and 6.77% of the total revenues, respectively. During the nine months ended December 31, 2002 (unaudited), revenues generated from the top two customers accounted for 16.61% and 7.59% of the total revenues, respectively. Total revenue from Satyam's top ten customers accounted for 48.95%, 48.10% and 50.37% of the total revenues during the year ended March 31, 2002 and nine months ended December 31, 2001 and 2002 (unaudited) respectively.

**21. Related Party Transactions**

Related party transactions comprise of:

| | (US$ in thousands) | | |
|---|---|---|---|
| | **Year ended March 31 2002** | **Nine months ended December 31** | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| **Infrastructure and other services provided by Satyam to** | | | |
| Satyam GE | $ 142 | $133 | $ 9 |
| Satyam Venture | 928 | 855 | 746 |
| Cricinfo | 30 | — | 6 |
| Refco-SIFY | 973 | — | 62 |
| Placements.com | 75 | — | — |
| Total | $2,148 | $988 | $823 |
| **Interest received by Satyam from** | | | |
| Cricinfo | $ 47 | $ 21 | $123 |
| Total | $ 47 | $ 21 | $123 |

The balances receivable from and payable to related parties are as follows:

| | (US$ in thousands) | | |
|---|---|---|---|
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| **Advance towards investment in associated companies** | | | |
| CA Satyam ........................................... | — | — | $ 500 |
| Cricinfo .............................................. | — | $ 963 | — |
| Refco-SIFY .......................................... | $ 925 | 927 | — |
| **Total** ............................................... | **$ 925** | **$1,890** | **$ 500** |
| | | | |
| **Amount due from/(to) associated companies** | | | |
| Satyam GE ........................................... | $ 189 | $ 294 | — |
| Satyam Venture ...................................... | 267 | 269 | $ 516 |
| CA Satyam ........................................... | (287) | (291) | 500 |
| Cricinfo .............................................. | 31 | — | — |
| Infoway .............................................. | — | — | 160 |
| Refco-SIFY .......................................... | 27 | — | — |
| Placements.com ...................................... | 53 | — | — |
| **Total** ............................................... | **$ 280** | **$ 272** | **$1,176** |

22. **Contingencies and Commitments**

   a) **Bank guarantees**

   The bank guarantees outstanding are US$1,638 thousand as of March 31, 2002, US$ 1,453 thousand and US$2,932 thousand as of December 31, 2001 and 2002 (unaudited) respectively. Bank guarantees are generally provided to government agencies, primarily to the Telegraph Authorities as security for compliance with and performance of terms and conditions contained in the Internet Service Provider license granted to Satyam and Videsh Sanchar Nigam Limited, towards the supply and installation of an electronic commerce platform respectively. Satyam also provides guarantees to Excise and Customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

   b) **Capital commitments**

   Capital commitments comprise of:

| | (US$ in thousands) | | |
|---|---|---|---|
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Contractual commitments for capital expenditure .............. | $3,601 | $3,174 | $2,509 |
| Commitment towards investment in equity capital of CA Satyam ................................................... | 1,000 | 1,000 | — |
| **Total** ................................................... | **$4,601** | **$4,174** | **$2,509** |

   Contractual commitments for capital expenditures are relating to acquisition of premises, equipment and new network infrastructure.

   c) **Operating lease**

   Satyam has certain operating leases for office premises and guesthouses. Most of the operating leases provide for increased rent through increases in general price levels. Rental expense for operating leases amounted to US$9,243 thousand for the year ended March 31, 2002, US$7,415 thousand and US$6,742 thousand for nine months ended December 31, 2001 and 2002 (unaudited) respectively.

   Future minimum annual lease commitments, including those leases for which renewal options may be exercised as of March 31, 2002 are US$201 thousands in fiscal 2003, US$200 thousands in fiscal 2004, US$189 thousands in fiscal 2005, US$188 thousands in fiscal 2006, US$123 thousands in fiscal 2007 and US$156 thousands thereafter.

# SATYAM COMPUTER SERVICES LIMITED

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

### 23. Shareholders' Equity and Dividends

#### a) Issuance of common stock

In May 2001, Satyam Computer Services listed its American Depository Shares ("ADS") for trading on the New York Stock Exchange ("NYSE" ticker symbol "SAY"). Satyam Computer Services issued 16,675,000 ADS (representing 33,350,000 equity shares of Rs. 2 each fully paid up) at a price of US$9.71 per ADS, including ADS issued on exercise of 15% Greenshoe option by the Underwriters. Each ADS represents two equity shares of Rs 2 each fully paid up.

#### b) Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Interim dividends are declared by the Board of Directors without the need for shareholders' approval. With respect to equity shares issued by Satyam Computer Services during a particular fiscal year, cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Satyam Computer Services accrues dividends payable and pays them after obtaining shareholders' approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the net income available for distribution to equity shareholders was US$92,029 thousand for the years ended March 31, 2002, US$77,683 thousand and US$70,624 thousand for the nine months ended December 31, 2001 and 2002 (unaudited) respectively.

On June 29, 2001, shareholders authorized payment of a cash dividend of US$0.009 per share amounting to US$2,918 thousand to shareholders of record on June 25, 2001. The dividend was paid on July 10, 2001. On October 24, 2001, the Board of Directors of Satyam Computer Services authorized payment of a cash dividend of US$0.01 per share amounting to US$3,514 thousand to shareholders of record on November 9, 2001. The dividend was paid on October 29, 2001.

On July 1, 2002, shareholders authorized payment of a cash dividend of US$0.014 per share amounting to US$4,473 thousand to shareholders of record on June 24, 2002. The dividend was paid on July 20, 2002.

On October 23, 2002, the Board of Directors of Satyam Computer Services authorized payment of a cash dividend of US$0.016 per share amounting to US$5,213 thousand to shareholders of record on November 8, 2002.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.

### 24. Balance sheet and income statement schedules

#### a) Cash and Cash Equivalents

The cash and cash equivalents consist of:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Cash and bank balances ..................................... | $ 57,400 | $ 34,357 | $ 29,474 |
| Cash equivalents ............................................ | 186,054 | 188,208 | 128,524 |
| **Cash and cash equivalents** ................................ | **$243,454** | **$222,565** | **$157,998** |

Cash equivalents include deposits of US$448 thousand as of March 31, 2002, US$ Nil and US$ 813 thousand as of December 31, 2001 and 2002 (unaudited) respectively, placed in "No-charge-no-lien" accounts as security towards performance guarantees issued by Satyam's bankers on Satyam's behalf. Cash equivalents also include a sum of US$ 2,048 thousand as of March 31, 2002, US$ 128 thousand and US$ Nil as of December 31, 2001 and 2002 (unaudited) respectively, under lien with Satyam's bankers against guarantees issued by the bank on behalf of Satyam. Satyam cannot utilize these amounts until the guarantees are discharged or revoked.

**b)   Accounts Receivable**

Accounts receivable consist of:

| | (US$ in thousands) | | |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Customers (trade) | $97,564 | $98,480 | $100,488 |
| Related parties | 140 | 118 | 789 |
| Less: allowance for doubtful debts | (9,495) | (8,016) | (8,048) |
| **Accounts receivable** | **$88,209** | **$90,582** | **$ 93,229** |

The allowance for doubtful debts is established at amounts considered to be appropriate based primarily upon Satyam's past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

**c)   Inventory**

Inventory pertains to Infoway and consists of:

| | (US$ in thousands) | | |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| CD-ROMs | $ 82 | $ 58 | — |
| Communication hardware | 459 | 1,422 | — |
| Application software | 96 | 229 | — |
| Others | 96 | 44 | — |
| Less: Valuation Allowance | (8) | (8) | — |
| **Inventory** | **$725** | **$1,745** | **—** |

**d)   Prepaid Expenses and Other Receivables**

Prepaid expenses and other receivables consist of:

| | (US$ in thousands) | | |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Prepaid expenses | $ 4,208 | $ 4,415 | $ 1,638 |
| Directors liability insurance | — | — | 880 |
| Advance for expenses | 5,589 | 6,298 | 11,576 |
| Loans and advance to employees | 2,238 | 2,061 | 2,248 |
| Other advances and receivables | 1,404 | 4,586 | 2,145 |
| Less: Allowance for doubtful deposits | — | (736) | — |
| **Prepaid expenses and other receivables** | **$13,439** | **$16,624** | **$18,487** |

Prepaid expenses principally include the un-expired portion of annual rentals paid to the Department of Telecommunications, Ministry of Communications, and the Government of India for use of leased telecommunication lines, Satellite link charges, and insurance premiums.

e) **Other Assets**

Other assets consist of:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Rent and maintenance deposits | $ 3,899 | $ 3,994 | $ 3,587 |
| Telephone and other deposits | 1,335 | 1,323 | 611 |
| Loans and advances to employees due after one year | 673 | 1,785 | 768 |
| Deferred taxes on income | 1,640 | — | 2,563 |
| Others | 4,151 | 3,987 | 2,016 |
| Less: Allowance for doubtful deposits | (1,396) | (644) | (1,420) |
| **Other Assets** | **$10,302** | **$10,445** | **$ 8,125** |

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$158 thousand as of March 31, 2002, US$128 thousand and US$ Nil as of December 31, 2001 and 2002 (unaudited) respectively. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

f) **Accrued Expenses and Other Current Liabilities**

Accrued expenses and other current liabilities consist of:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | As of March 31 2002 | As of December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Accrued expenses | $24,148 | $25,666 | $22,680 |
| Unclaimed dividend | 424 | 756 | 850 |
| Provision for taxation | 6,770 | 6,430 | 11,411 |
| Provision for gratuity and leave encashment | 1,502 | 1,353 | 2,232 |
| Deferred taxes on income | 1,165 | — | 1,300 |
| Advance from Customers | 1,557 | 1,198 | 1,328 |
| Others | 4,174 | 3,676 | 4,362 |
| **Accrued expenses and other current liabilities** | **$39,740** | **$39,079** | **$44,163** |

g) **Other Income/(expense), net**

Other income/(expense), net consists of:

| | (US$ in thousands) | | |
| --- | --- | --- | --- |
| | Year ended March 31 2002 | Nine months ended December 31 | |
| | | 2001 | 2002 |
| | | (unaudited) | (unaudited) |
| Gain/(loss) on foreign exchange transactions | $10,813 | $6,532 | $(3,823) |
| Gain on Sale of Shares in Satyam GE | — | — | 830 |
| Profit/(loss) on sale of equipment | 59 | (159) | (58) |
| Others, net | 1,218 | 960 | 417 |
| **Other income/(expense), net** | **$12,090** | **$7,333** | **$(2,634)** |